Exhibit B.3(b):	Audited consolidated financial statements for the year ended October 31, 2020 excerpted from pages 99-100 and 109-190 of the 2020 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the report of independent registered public accounting firm to shareholders with respect to the report on financial statements related to the consolidated balance sheets as at October 31, 2020 and October 31, 2019 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020 and the report of independent registered public accounting firm on internal controls under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2020 from pages 105-108 of the 2020 Annual Report of CIBC

Consolidated financial statements

Consolidated financial statements

100	Financial reporting responsibility

101	(Intentionally Deleted)

105	Report of independent registered public accounting firm – Standards of the Public Company Accounting Oversight Board (United States)

108	Report of independent registered public accounting firm – Internal control over financial reporting

109	Consolidated balance sheet

110	Consolidated statement of income

111	Consolidated statement of comprehensive income

112	Consolidated statement of changes in equity

113	Consolidated statement of cash flows

114	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

114	Note 1	–	Basis of preparation and summary of significant accounting policies
126	Note 2	–	Impact of COVID-19
128	Note 3	–	Fair value measurement
135	Note 4	–	Significant transactions
136	Note 5	–	Securities
138	Note 6	–	Loans
146	Note 7	–	Structured entities and derecognition of financial assets
149	Note 8	–	Property and equipment
150	Note 9	–	Goodwill, software and other intangible assets
152	Note 10	–	Other assets
153	Note 11	–	Deposits
153	Note 12	–	Other liabilities
153	Note 13	–	Derivative instruments
158	Note 14	–	Designated accounting hedges
162	Note 15	–	Subordinated indebtedness
163	Note 16	–	Common and preferred shares and other equity instruments

167	Note 17	–	Capital Trust securities
168	Note 18	–	Share-based payments
170	Note 19	–	Post-employment benefits
175	Note 20	–	Income taxes
177	Note 21	–	Earnings per share
178	Note 22	–	Commitments, guarantees and pledged assets
179	Note 23	–	Contingent liabilities and provisions
182	Note 24	–	Concentration of credit risk
183	Note 25	–	Related-party transactions
184	Note 26	–	Investments in equity-accounted associates and joint ventures
185	Note 27	–	Significant subsidiaries
186	Note 28	–	Financial instruments – disclosures
187	Note 29	–	Offsetting financial assets and liabilities
187	Note 30	–	Interest income and expense
188	Note 31	–	Segmented and geographic information
190	Note 32	–	Future accounting policy changes

CIBC 2020 ANNUAL REPORT	99

Consolidated financial statements

Financial reporting responsibility

Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintained effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. CIBC’s system of internal controls and supporting procedures are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These internal controls and supporting procedures include the communication of policies and guidelines, the establishment of an organizational structure that provides appropriate and well-defined responsibilities and accountability, and the careful selection and training of qualified staff. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year-end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, and reviewing the qualifications, independence and service quality of the shareholders’ auditor and the performance of CIBC’s internal auditors.

Ernst & Young LLP, the shareholders’ auditor, obtains an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Hratch Panossian
President and Chief Executive Officer	Chief Financial Officer	December 2, 2020

100	CIBC 2020 ANNUAL REPORT

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CIBC 2020 ANNUAL REPORT	101

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102	CIBC 2020 ANNUAL REPORT

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CIBC 2020 ANNUAL REPORT	103

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104	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as of October 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC at October 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2020 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC’s internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 2, 2020 expressed an unqualified opinion thereon.

Basis for opinion

These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on CIBC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

CIBC 2020 ANNUAL REPORT	105

Consolidated financial statements

Allowance for credit losses
Description of the matter

As more fully described in Note 1 and Note 6 to the consolidated financial statements, CIBC has used an expected credit loss (ECL) model to recognize $3.7 billion in allowances for credit losses on its consolidated balance sheet. ECL allowances represent an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information (FLI), which involves significant judgment, is explicitly incorporated into the estimation of ECL allowances. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above when assessing the impact of COVID-19 on the allowance for credit losses. Specifically, management has applied judgment in assessing the potential impact of government support programs and client relief measures on the ECL, including estimation of the effects on borrower risk ratings and retail portfolio migration. The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of expected credit losses.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls, including those related to technology, over the allowance for credit losses. The controls we tested included, amongst others, controls over model development and validation, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.

To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS, CIBC’s own historical data and industry standards. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management’s forecasting methodology and compared management’s FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we assessed the application of management’s expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit quality and macroeconomic trends, including the impact of COVID-19, amongst other factors. We tested the completeness and accuracy of data used in the measurement of the ECL and evaluated the non-retail borrower risk ratings against CIBC’s risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We also assessed the adequacy of the allowance for credit loss financial statement note disclosures.

Fair value measurement of derivatives
Description of the matter

As more fully described in Note 3 and Note 13 of the consolidated financial statements, CIBC has recognized $32.7 billion in derivative assets and $30.5 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs, including any significant valuation adjustments. The inputs and assumptions used to determine fair value that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the valuation of CIBC’s derivatives portfolio, including those related to technology. The controls we tested included, amongst others, controls over the development and validation of models used to determine the fair value of derivatives, controls over the independent price verification process, including the integrity of significant inputs described above, and controls over significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives and valuation adjustments to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair value. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

106	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Measurement of uncertain tax provisions
Description of the matter

As more fully described in Note 20 of the consolidated financial statements, CIBC has disclosed its significant accounting judgments, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC’s tax filing positions will be sustained relating to certain complex tax positions and, when probable, the measurement of such provision when recognized.

Auditing CIBC’s uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over CIBC’s uncertain tax provisions. This included, amongst others, controls over management’s assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC’s interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC’s treatment of any new information received during the year relating to the amounts recorded. We also assessed the adequacy of the disclosures related to uncertain tax positions.

Goodwill impairment assessment of the U.S. Commercial Banking and Wealth Management Cash Generating Unit (U.S. CGU)
Description of the matter

As more fully described in Note 9 to the financial statements, CIBC has recognized goodwill of $4.1 billion related to the U.S. CGU. Goodwill is tested, at least annually, for impairment by comparing the recoverable amount of the U.S. CGU with the carrying amount of the U.S. CGU. The recoverable amount of the U.S. CGU is defined as the higher of its estimated fair value less cost to sell and its value-in-use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Auditing CIBC’s U.S. goodwill impairment test was complex and required the involvement of specialists due to the highly judgmental nature of key assumptions and significant estimation required to determine the recoverable amount of the U.S. CGU. In particular, the estimate of recoverable amount was sensitive to significant assumptions, including, amongst others, forecast earnings, discount rate, and the terminal growth rate, which are affected by expectations about future market or economic conditions, including the impact of COVID-19.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over CIBC’s goodwill impairment assessment process. These included, amongst others, controls over management’s review of the methodology and significant assumptions in the determination of the recoverable amount. Significant assumptions included forecast earnings, discount rate and the terminal growth rate.

With the assistance of our valuation specialists, we tested the estimated recoverable amount of the U.S. CGU which was determined based on a value-in-use calculation. We performed audit procedures that included, amongst others, assessing the methodology applied, testing the significant assumptions discussed above and testing the completeness, accuracy and relevance of underlying data used by CIBC in its assessment. We compared the significant assumptions and inputs used by CIBC to externally available industry and economic trends, which considered the impact of COVID-19. We evaluated the reasonability of management’s estimates by performing a comparison of management’s prior year projections to actual results and current performance and performed sensitivity analysis over the significant assumptions. We also assessed the adequacy of CIBC’s disclosures related to the impairment testing of goodwill.

We have served as CIBC’s auditor since 2002.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2020

CIBC 2020 ANNUAL REPORT	107

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on internal control over financial reporting

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CIBC as of October 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes and our report dated December 2, 2020 expressed an unqualified opinion thereon.

Basis for opinion

CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting” section contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2020

108	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

Millions of Canadian dollars, as at October 31	2020	2019
ASSETS
Cash and non-interest-bearing deposits with banks	$43,531	$3,840
Interest-bearing deposits with banks	18,987	13,519
Securities (Note 5)	149,046	121,310
Cash collateral on securities borrowed	8,547	3,664
Securities purchased under resale agreements	65,595	56,111
Loans (Note 6)
Residential mortgages	221,165	208,652
Personal	42,222	43,651
Credit card	11,389	12,755
Business and government	135,546	125,798
Allowance for credit losses	(3,540)	(1,915)
	406,782	388,941
Other
Derivative instruments (Note 13)	32,730	23,895
Customers’ liability under acceptances	9,606	9,167
Property and equipment (Note 8)	2,997	1,813
Goodwill (Note 9)	5,253	5,449
Software and other intangible assets (Note 9)	1,961	1,969
Investments in equity-accounted associates and joint ventures (Note 26)	658	586
Deferred tax assets (Note 20)	650	517
Other assets (Note 10)	23,208	20,823
	77,063	64,219
	$769,551	$651,604
LIABILITIES AND EQUITY
Deposits (Note 11)
Personal	$202,152	$178,091
Business and government	311,426	257,502
Bank	17,011	11,224
Secured borrowings	40,151	38,895
	570,740	485,712
Obligations related to securities sold short	15,963	15,635
Cash collateral on securities lent	1,824	1,822
Obligations related to securities sold under repurchase agreements	71,653	51,801
Other
Derivative instruments (Note 13)	30,508	25,113
Acceptances	9,649	9,188
Deferred tax liabilities (Note 20)	33	38
Other liabilities (Note 12)	22,134	19,031
	62,324	53,370
Subordinated indebtedness (Note 15)	5,712	4,684
Equity
Preferred shares and other equity instruments (Note 16)	3,575	2,825
Common shares (Note 16)	13,908	13,591
Contributed surplus	117	125
Retained earnings	22,119	20,972
Accumulated other comprehensive income (AOCI)	1,435	881
Total shareholders’ equity	41,154	38,394
Non-controlling interests	181	186
Total equity	41,335	38,580
	$769,551	$651,604

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig	Nicholas D. Le Pan
President and Chief Executive Officer	Director

CIBC 2020 ANNUAL REPORT	109

Consolidated financial statements

Consolidated statement of income

Millions of Canadian dollars, except as noted, for the year ended October 31	2020	2019	2018
Interest income (1)
Loans	$13,863	$16,048	$13,901
Securities	2,568	2,779	2,269
Securities borrowed or purchased under resale agreements	842	1,474	1,053
Deposits with banks	249	396	282
	17,522	20,697	17,505
Interest expense
Deposits	5,326	8,422	6,240
Securities sold short	254	291	272
Securities lent or sold under repurchase agreements	656	1,198	736
Subordinated indebtedness	159	198	174
Other	83	37	18
	6,478	10,146	7,440
Net interest income	11,044	10,551	10,065
Non-interest income
Underwriting and advisory fees	468	475	420
Deposit and payment fees	781	908	877
Credit fees	1,020	958	851
Card fees	410	458	510
Investment management and custodial fees	1,382	1,305	1,247
Mutual fund fees	1,586	1,595	1,624
Insurance fees, net of claims	386	430	431
Commissions on securities transactions	362	313	357
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	694	761	603
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net (Note 5)	9	34	(35)
Foreign exchange other than trading (FXOTT)	234	304	310
Income from equity-accounted associates and joint ventures (Note 26)	79	92	121
Other	286	427	453
	7,697	8,060	7,769
Total revenue	18,741	18,611	17,834
Provision for credit losses (Note 6)	2,489	1,286	870
Non-interest expenses
Employee compensation and benefits	6,259	5,726	5,665
Occupancy costs	944	892	875
Computer, software and office equipment	1,939	1,874	1,742
Communications	308	303	315
Advertising and business development	271	359	327
Professional fees	203	226	226
Business and capital taxes	117	110	103
Other (Notes 4 and 9)	1,321	1,366	1,005
	11,362	10,856	10,258
Income before income taxes	4,890	6,469	6,706
Income taxes (Note 20)	1,098	1,348	1,422
Net income	$3,792	$5,121	$5,284
Net income attributable to non-controlling interests	$2	$25	$17
Preferred shareholders and other equity instrument holders	$122	$111	$89
Common shareholders	3,668	4,985	5,178
Net income attributable to equity shareholders	$3,790	$5,096	$5,267
Earnings per share (EPS) (in dollars) (Note 21)
Basic	$8.23	$11.22	$11.69
Diluted	8.22	11.19	11.65
Dividends per common share (in dollars) (Note 16)	5.82	5.60	5.32

(1)	Interest income included $15.7 billion for the year ended October 31, 2020 (2019: $18.8 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

110	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Net income	$3,792	$5,121	$5,284
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	382	(21)	635
Net gains (losses) on hedges of investments in foreign operations	(202)	(10)	(349)
	180	(31)	286
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	254	244	(142)
Net (gains) losses reclassified to net income	(22)	(28)	(29)
	232	216	(171)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	142	137	(25)
Net (gains) losses reclassified to net income	19	(6)	(26)
	161	131	(51)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	80	(220)	226
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(56)	28	(2)
Net gains (losses) on equity securities designated at FVOCI	50	(2)	29
	74	(194)	253

Total OCI (1)	647	122	317
Comprehensive income	$4,439	$5,243	$5,601
Comprehensive income attributable to non-controlling interests	$2	$25	$17
Preferred shareholders and other equity instrument holders	$122	$111	$89
Common shareholders	4,315	5,107	5,495
Comprehensive income attributable to equity shareholders	$4,437	$5,218	$5,584

(1)	Includes $44 million of gains for 2020 (2019: $44 million of gains; 2018: $19 million of losses) relating to our investments in equity-accounted associates and joint ventures.

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$42	$–	$(31)
Net gains (losses) on hedges of investments in foreign operations	(46)	(16)	43
	(4)	(16)	12
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(59)	(36)	18
Net (gains) losses reclassified to net income	7	10	8
	(52)	(26)	26
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(51)	(49)	8
Net (gains) losses reclassified to net income	(7)	2	9
	(58)	(47)	17
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(19)	77	(87)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	20	(10)	1
Net gains (losses) on equity securities designated at FVOCI	(17)	–	(11)
	(16)	67	(97)

	$(130)	$(22)	$(42)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2020 ANNUAL REPORT	111

Consolidated financial statements

Consolidated statement of changes in equity

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Preferred shares and other equity instruments (Note 16)
Balance at beginning of year	$2,825	$2,250	$1,797
Issue of preferred shares and limited recourse capital notes	750	575	450
Treasury shares	–	–	3
Balance at end of year	$3,575	$2,825	$2,250
Common shares (Note 16)
Balance at beginning of year	$13,591	$13,243	$12,548
Issued pursuant to the acquisition of The PrivateBank	–	–	194
Issued pursuant to the acquisition of Wellington Financial	–	–	47
Issue of common shares	371	377	555
Purchase of common shares for cancellation	(68)	(30)	(104)
Treasury shares	14	1	3
Balance at end of year	$13,908	$13,591	$13,243
Contributed surplus
Balance at beginning of year	$125	$136	$137
Compensation expense arising from equity-settled share-based awards	14	16	31
Exercise of stock options and settlement of other equity-settled share-based awards	(20)	(27)	(32)
Other	(2)	–	–
Balance at end of year	$117	$125	$136
Retained earnings
Balance at beginning of year before accounting policy changes	$20,972	$18,537	$16,101
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(144)
Impact of adopting IFRS 15 at November 1, 2018	n/a	6	n/a
Impact of adopting IFRS 16 at November 1, 2019 (Note 8)	148	n/a	n/a
Balance at beginning of year after accounting policy changes	21,120	18,543	15,957
Net income attributable to equity shareholders	3,790	5,096	5,267
Dividends and distributions (Note 16)
Preferred and other equity instruments	(122)	(111)	(89)
Common	(2,592)	(2,488)	(2,356)
Premium on purchase of common shares for cancellation	(166)	(79)	(313)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	93	18	49
Other (1)	(4)	(7)	22
Balance at end of year	$22,119	$20,972	$18,537
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$993	$1,024	$738
Net change in foreign currency translation adjustments	180	(31)	286
Balance at end of year	$1,173	$993	$1,024
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of year under International Accounting Standards (IAS) 39	n/a	n/a	$60
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(28)
Balance at beginning of year under IFRS 9	$77	$(139)	32
Net change in securities measured at FVOCI	232	216	(171)
Balance at end of year	$309	$77	$(139)
Net gains (losses) on cash flow hedges
Balance at beginning of year	$113	$(18)	$33
Net change in cash flow hedges	161	131	(51)
Balance at end of year	$274	$113	$(18)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(363)	$(143)	$(369)
Net change in post-employment defined benefit plans	80	(220)	226
Balance at end of year	$(283)	$(363)	$(143)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$16	$(12)	$(10)
Net change attributable to changes in credit risk	(56)	28	(2)
Balance at end of year	$(40)	$16	$(12)
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	$85
Balance at beginning of year under IFRS 9	$45	$65	85
Net gains (losses) on equity securities designated at FVOCI	50	(2)	29
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings (2)	(93)	(18)	(49)
Balance at end of year	$2	$45	65
Total AOCI, net of income tax	$1,435	$881	$777
Non-controlling interests
Balance at beginning of year under IAS 39	n/a	n/a	$202
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(4)
Balance at beginning of year under IFRS 9	$186	$173	198
Net income attributable to non-controlling interests	2	25	17
Dividends	(15)	(11)	(31)
Other	8	(1)	(11)
Balance at end of year	$181	$186	$173
Equity at end of year	$41,335	$38,580	$35,116

(1)

In 2018, includes the recognition of loss carryforwards relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations that were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

(2)	Includes nil reclassified to retained earnings (2019: nil; 2018: $11 million), relating to our investments in equity-accounted associates and joint ventures.
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

112	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Cash flows provided by (used in) operating activities
Net income	$3,792	$5,121	$5,284
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	2,489	1,286	870
Amortization and impairment (1)	1,311	838	657
Stock options and restricted shares expense	14	16	31
Deferred income taxes	(228)	108	69
Losses (gains) from debt securities measured at FVOCI and amortized cost	(9)	(34)	35
Net losses (gains) on disposal of property and equipment	4	(7)	(14)
Other non-cash items, net	(767)	(229)	(292)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(5,468)	(208)	(2,599)
Loans, net of repayments	(18,891)	(17,653)	(16,155)
Deposits, net of withdrawals	82,120	19,838	20,770
Obligations related to securities sold short	328	1,853	69
Accrued interest receivable	97	(122)	(341)
Accrued interest payable	(238)	138	205
Derivative assets	(8,832)	(2,484)	2,780
Derivative liabilities	5,184	4,037	(2,084)
Securities measured at FVTPL	(8,296)	(1,826)	(647)
Other assets and liabilities measured/designated at FVTPL	1,563	1,222	(380)
Current income taxes	1,287	(309)	(301)
Cash collateral on securities lent	2	(909)	707
Obligations related to securities sold under repurchase agreements	19,852	20,961	2,869
Cash collateral on securities borrowed	(4,883)	1,824	(453)
Securities purchased under resale agreements	(9,394)	(10,785)	(1,195)
Other, net	(742)	(4,041)	(18)
	60,295	18,635	9,867
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	1,500	1,534
Redemption/repurchase/maturity of subordinated indebtedness	(33)	(1,001)	(638)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	747	568	445
Issue of common shares for cash	163	157	186
Purchase of common shares for cancellation	(234)	(109)	(417)
Net sale (purchase) of treasury shares	14	1	6
Dividends and distributions paid	(2,571)	(2,406)	(2,109)
Repayment of lease liabilities	(307)	–	–
	(1,221)	(1,290)	(993)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(54,075)	(42,304)	(33,011)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	11,883	13,764	12,992
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	23,093	10,948	12,402
Cash used in acquisitions, net of cash acquired	–	(25)	(315)
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	–	–	200
Net sale (purchase) of property and equipment	(309)	(272)	(255)
	(19,408)	(17,889)	(7,987)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	25	4	53
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the year	39,691	(540)	940
Cash and non-interest-bearing deposits with banks at beginning of year	3,840	4,380	3,440
Cash and non-interest-bearing deposits with banks at end of year (2)	$43,531	$3,840	$4,380
Cash interest paid	$6,716	$10,008	$7,235
Cash interest received	16,774	19,840	16,440
Cash dividends received	845	735	724
Cash income taxes paid	39	1,549	1,654

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $463 million (2019: $479 million; 2018: $438 million) and interest-bearing demand deposits with Bank of Canada.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2020 ANNUAL REPORT	113

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to 10 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world. Refer to Note 31 for further details on our business units. CIBC is incorporated and domiciled in Canada, with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, except for the adoption of IFRS 15 “Revenue from Contracts with Customers” effective November 1, 2018, the adoption of IFRS 16 “Leases” effective November 1, 2019, the adoption of “Interest Rate Benchmark Reform: Phase 1 Amendments to IFRS 9, IAS 39 and IFRS 7” effective November 1, 2019, and the adoption of IFRIC 23 “Uncertainty over Income Tax Treatments” effective November 1, 2019, each of which were adopted without restatement of comparative periods as discussed below under the sections titled “Fee and commission income”, “Leases”, “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, and “International Financial Reporting Interpretations Committee 23: Uncertainty over Income Tax Treatments”.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 2, 2020.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 27.

Structured entities

An SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

114	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on FVOCI equity securities, which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation, including a partial disposal of a foreign operation that involves the loss of control. On partial disposal of a foreign operation that does not involve the loss of control, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Accounting for financial instruments

Classification and measurement of financial instruments

All financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL (fair value option), based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are “solely payments of principal and interest” such that any variability in the contractual cash flows is consistent with a “basic lending arrangement”. “Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. “Interest” for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity-linked payouts, are measured at FVTPL.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis are classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis are classified as FVOCI for debt. Debt instruments that are managed on a “hold to collect” basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:

I)	The business purpose of the portfolio;
II)	The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III)	The basis on which performance of the portfolio is being evaluated; and
IV)	The frequency and significance of sales activity.

All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit-taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO financial liabilities are measured at fair value.

Derivatives are measured at FVTPL, except to the extent that they are designated in a hedging relationship, in which case the IAS 39 “Financial Instruments: Recognition and Measurement” hedge accounting requirements continue to apply.

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Consolidated financial statements

Financial instruments mandatorily measured at FVTPL (trading and non-trading)

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit-taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.

Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

Financial instruments designated at FVTPL (fair value option)

Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. The FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements pertaining to certain loans are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. We apply the FVO to certain mortgage commitments.

Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Financial assets measured at amortized cost

Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and are managed on a “hold to collect” basis. These financial assets are recognized initially at fair value plus or minus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).

Loans measured at amortized cost include residential mortgages, personal loans, credit cards and most business and government loans. Certain portfolios of treasury securities that are managed on a “hold to collect” basis are also classified as amortized cost. Most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and most customers’ liability under acceptances are accounted for at amortized cost.

Debt financial assets measured at FVOCI

Debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a “hold to collect and for sale” basis.

FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at fair value, with the exception that changes in ECL allowances in addition to related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a “hold to collect and for sale” basis.

A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred.

Equity financial instruments designated at FVOCI

Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends that are not considered a return of capital, which are recognized as interest income when received in the consolidated statement of income. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and limited partnerships.

Impairment of financial assets

ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 6 for additional details).

ECL allowances for loans and acceptances are included in allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in other liabilities.

ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:

•	The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;

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Consolidated financial statements

•	The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
•	The exposure at default (EAD) is an estimate of the exposure at a future default date.

Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

Stage migration and significant increase in credit risk

As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.

For performing financial instruments:

Stage 1 is comprised of all performing financial instruments which have not experienced a significant increase in credit risk since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of its initial recognition.

Stage 2 is comprised of all performing financial instruments which have experienced a significant increase in credit risk since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then we revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.

We determine whether a financial instrument has experienced a significant increase in credit risk since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is required in the application of significant increase in credit risk (see Note 6 for additional details).

Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. All financial instruments on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired, except for credit card loans, which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services.

A financial instrument is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Purchased loans

Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a significant increase in credit risk has occurred. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our significant increase in credit risk and impairment policies that we apply to loans that we originate.

For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowance. Increases in the expected cash flows will result in a recovery of the ECL allowance. ECL allowances for purchased credit-impaired loans are reported in stage 3.

Originated credit impaired financial assets

The accounting for originated credit-impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit-impaired assets are initially recognized at fair value with no initial ECL allowance as concerns about the collection of future cash flows are instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual cash flows for loans are recognized immediately in provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.

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Consolidated financial statements

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 3 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost, and debt instruments measured at FVOCI. For equity instruments designated at FVOCI, transaction costs are included in the instrument’s carrying value.

Date of recognition of securities

We account for all securities transactions on our consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI is recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	Our contractual right to receive cash flows from the assets has expired;
•

We transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	The transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable ECL allowances. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in gains (losses) from financial instruments measured/designated at FVTPL. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

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Consolidated financial statements

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. These transactions are classified and measured at amortized cost, as they meet the SPPI criteria and are managed under a hold to collect business model, unless they were classified at FVTPL or designated under the FVO. For Securities purchased under resale agreements that are classified at amortized cost, an ECL is applied. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions at amortized cost with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income. Certain obligations related to securities sold under repurchase agreements are designated at FVTPL under the FVO.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. For Cash collateral on securities borrowed classified at amortized cost, an ECL is applied. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes were recognized immediately in Gains (losses) from financial instruments measured/designated at FVTPL, net. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 13 for further information on the valuation of derivatives.

Derivatives used for ALM purposes that qualify for hedge accounting

As permitted at the time of transition to IFRS 9, we have elected to continue to apply the hedge accounting requirements of IAS 39. However, in 2018, we adopted the new hedge accounting disclosure requirements under the amendments to IFRS 7 “Financial Instruments: Disclosures.” Details of the additional disclosures are provided in Note 14.

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in FXOTT. Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

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Consolidated financial statements

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion is recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation that involves the loss of control, as explained in the “Foreign currency translation” policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in Gains (losses) from financial instruments measured/designated at FVTPL, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in Non-interest income as FXOTT or Other, as appropriate, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense.

Embedded derivatives

Derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.

Financial assets with embedded derivatives are classified in their entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges under IAS 39, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

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Consolidated financial statements

Property and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

Prior to the adoption of IFRS 16 on November 1, 2019, we considered a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property was recognized initially at cost and was subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property was depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Leases

CIBC adopted IFRS 16 “Leases” (IFRS 16) in place of IAS 17 “Leases” as of November 1, 2019. We applied IFRS 16 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which were reported under the prior guidance. The impact of adopting IFRS 16 is discussed in Note 8.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets”. In addition, the evaluation of the useful life for depreciation is assessed under IAS 36.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Previously, IAS 17 required lessors to classify leases as operating or finance, considering whether the underlying lease transfers substantially all risks and rewards incidental to ownership. Lease expenses related to operating leases were recognized through income on a systematic basis, based on the nature of the expense. Finance leases were recognized on-balance sheet through a finance asset and a finance liability, and the related lease expenses were recognized through income on a systematic basis.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit and customer relationship intangibles – 3 to 16 years

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite-life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

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Consolidated financial statements

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including right-of-use assets, buildings and equipment, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our NIFOs and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our NIFOs, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our NIFOs are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan’s active participants.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

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Consolidated financial statements

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under the Restricted Share Award (RSA) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. Under the Restricted Stock plan, where restricted stock is granted and settled in common shares, compensation expense is based on the grant date fair value. Compensation expense results in a corresponding increase to contributed surplus. When the restricted stock vests and is released from restriction, the amount recognized in Contributed surplus is credited to common share capital.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

As part of our acquisition of Wellington Financial Fund V LP (Wellington Financial) in the first quarter of 2018, equity-settled awards in the form of exchangeable shares with specific service and non-market performance vesting conditions were issued to selected employees. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for changes in the estimated impact of the non-market performance conditions.

Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors’ Plan, entitle the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as Non-interest expense – Other for Directors’ DSUs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to our changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

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Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money, and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Earnings per share

We present basic and diluted EPS for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of contingently issuable shares and the exercise of stock options based on the treasury stock method. The number of contingently issuable shares included in diluted EPS is based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. Instruments determined to have an antidilutive effect for the period are excluded from the calculation of diluted EPS.

Fee and commission income

CIBC adopted IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) as at November 1, 2018 in place of prior guidance, including IAS 18 “Revenue” (IAS 18) and IFRIC 13 “Customer Loyalty Programmes” (IFRIC 13). We applied IFRS 15 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements. Amounts reported related to the year ended October 31, 2018 are reported under the prior guidance, including IAS 18 and IFRIC 13, and are therefore not comparable to the information presented for 2019 or 2020. The impact of adopting IFRS 15 was not significant (see “Transition impact from adoption of IFRS 15” section below).

IFRS 15 includes a five-step, principles-based recognition and measurement approach, as well as requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements. The application of this guidance involves the use of judgment. IFRS 15 excludes from its scope revenue related to financial instruments, lease contracts and insurance contracts. As a result, the majority of our revenue was not impacted by the adoption of this standard, including net interest income, net gains (losses) from financial instruments measured/designated at FVTPL and net gains (losses) from debt securities measured at FVOCI.

Measurement differences resulting from the adoption of IFRS 15 include the upfront expensing of previously deferred mutual fund sales commissions. In addition, the adoption of IFRS 15 has resulted in the revaluation of our self-managed credit card loyalty points liability, which is now subject to both upward and downward remeasurement to reflect the expected cost of redemption as this expectation changes over time. Previously, under IFRIC 13, decreases in the expected cost of redemptions were only recognized as points were redeemed, while increases were recognized immediately.

In addition, the adoption of IFRS 15 has resulted in changes to the presentation of certain revenue and expense items in the consolidated statement of income. Presentation differences include the net presentation of certain expenditures where CIBC is deemed the agent rather than the principal and the gross presentation of certain expenditures where CIBC is deemed the principal rather than the agent. Our prior period comparative consolidated financial statements for the year ended October 31, 2018 are reported under the prior guidance, without restatement; however, the measurement and presentation differences in 2019 and 2020 are not significant.

Our accounting policies under both IFRS 15 and IAS 18 are provided below.

Fee and commission income (IAS 18 and IFRIC 13)

The recognition of fee and commission income was determined by the purpose of the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act was recognized when the act was completed. Income earned from the provision of services was recognized as revenue as the services were provided. Income which formed an integral part of the effective interest rate of a financial instrument was recognized as an adjustment to the effective interest rate.

Fee and commission income (IFRS 15)

The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period, such that control of the services is transferred evenly to the customer, and we therefore measure our progress towards completion of the service based upon the time elapsed. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved, which typically occurs by the end of the reporting period. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise we are the agent and present revenue net of the amount paid to the other party. Our performance obligations typically have a term of one year or less, with payment received upon satisfaction of the performance obligation or shortly afterwards, and as a result there is no significant financing component and we do not typically capitalize the costs of obtaining contracts with our customers. Income which forms an integral part of the effective interest rate of a financial instrument continues to be recognized as an adjustment to the effective interest rate.

In addition to these general principles, the following specific policies applied under IAS 18 and IFRIC 13 in 2018, and IFRS 15 in 2019 and 2020:

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Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Under IAS 18 and IFRS 15, underwriting fees are typically recognized at the point in time when the transaction is completed. Under IAS 18 and IFRS 15, advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.

Deposit and payment fees arise from personal and business deposit accounts and cash management services. Under IAS 18 and IFRS 15, monthly and annual fees are recognized over the period that the related services are provided. Under IAS 18 and IFRS 15, transactional fees are recognized at the point in time the related services are provided.

Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker’s acceptance stamping fees, and securitization fees. Under IAS 18 and IFRS 15, credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Under IAS 18 and IFRS 15, card fees are recognized at the point in time the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. Under IFRIC 13 and IFRS 15, the cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Under IFRIC 13, credit card loyalty points for self-managed loyalty programs were recognized as deferred revenue when the loyalty points were issued and as revenue when the loyalty points were redeemed. Under IFRS 15, credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.

Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Under IAS 18 and IFRS 15, brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Under IAS 18 and IFRS 15, trailer fees are typically recognized over time based upon the daily net asset value of the mutual fund units held by clients.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and, under IAS 18 and IFRS 15, are recognized over the period that the related services are provided. Under IAS 18 and IFRS 15, investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment management fees relating to our retail brokerage business are generally calculated based on point-in-time AUM or AUA balances. Under IAS 18 and IFRS 15, custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees are earned on fund management services and, under IAS 18 and IFRS 15, are recognized over the period that the mutual funds are managed based upon the daily net asset values of the respective mutual funds. In certain circumstances, CIBC may, on a discretionary basis, elect to absorb certain expenses that would otherwise be payable by the mutual funds directly. Under IAS 18 and IFRS 15, these expenses are recognized in Non-interest expenses on the consolidated statement of income.

Transition impact from adoption of IFRS 15

As indicated above, CIBC adopted IFRS 15 as at November 1, 2018 in place of prior guidance, including IAS 18 and IFRIC 13. We applied IFRS 15 on a modified retrospective basis by recognizing a cumulative $6 million after-tax credit from the initial application in opening November 1, 2018 retained earnings. The impact of the initial adoption of IFRS 15 related to the upfront expensing of previously deferred mutual fund sales commissions and the revaluation of our self-managed credit card loyalty points.

Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued “Interest Rate Benchmark Reform: Phase 1 Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides disclosure requirements related to interest rate benchmark reform.

Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2020.

CIBC elected to early adopt the phase 1 amendments effective November 1, 2019 to prepare for uncertainties that may increase relating to the timing or amount of benchmark-based cash flows of hedged items and hedging instruments. The relief provided in the amendments allows hedge accounting to continue during the period of uncertainty before the replacement of existing interest rate benchmarks with an alternative rate. Significant judgment is involved in identifying the hedge accounting relationships that are directly affected by interest rate benchmark reform as different jurisdictions are transitioning at different stages and may adopt different transition approaches.

The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit London Interbank Offered Rate (LIBOR) rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. The FCA and the ICE Benchmark Administrator recently announced a consultation process that may lead to a change in the expected timing of cessation of certain currencies and tenors of LIBOR, which CIBC will closely monitor. As at November 1, 2019, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR and British pound sterling (GBP) LIBOR, with a maturity date beyond December 31, 2021, was $48 billion. We expect the derivatives indexed to the Euro Interbank Offered Rate (EURIBOR) and the Canadian Dollar Offered Rate (CDOR) that are in our designated hedge accounting relationships to continue beyond 2021 in conjunction with alternative rates that might be applied in the impacted markets. We also continue to monitor benchmark rates in other jurisdictions as they continue to evaluate benchmark reform.

As discussed in Note 32, in August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16”, which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments are effective for annual periods beginning on or after January 1, 2021. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the amendments will apply to IAS 39, IFRS 7, IFRS 4 and IFRS 16 for us, mandatorily effective on November 1, 2021. Earlier application is permitted. We continue to evaluate the impact of the amendments on our consolidated financial statements.

We previously established an enterprise-wide transition program to assess the impact of interest rate benchmark reform and manage the process to transition to alternative benchmark rates. In response to the proposed reforms to interest rate benchmarks, CIBC has established an Enterprise IBOR Transition Program (the “Program”), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to assess the impact across all of our products and to manage the process through transition. An Interbank Offered Rate (IBOR) Steering Committee has been established with responsibility for oversight and execution of the Program. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to senior management, including the Executive Committee.

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International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23)

CIBC adopted IFRIC 23 as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

Note 2	Impact of COVID-19

On March 11, 2020, the outbreak of COVID-19 was officially declared a pandemic by the World Health Organization. The COVID-19 pandemic continues to have a significant adverse impact on the global economy. Measures undertaken in the second quarter to contain the spread of the virus, including the closure of non-essential businesses, succeeded in curbing the initial spread of infection, allowing for the partial easing of these measures in the third and fourth quarters. As a result, certain sectors of the economy had seen a resumption of activity. However, there is a risk that the recent retightening of physical distancing measures enacted by governments and businesses in response to the resurgence in infection rates could impact economic activity beyond levels that were previously anticipated. The overall economy continues to operate below pre-pandemic levels in Canada, the U.S. and other regions where we operate, with continuing uncertainty related to economic growth and unemployment, which ultimately will only be resolved with the dissemination of an effective vaccine for COVID-19. As a result, we continue to operate in an uncertain macroeconomic environment.

Impact on estimates and assumptions

As disclosed in Note 1, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate SEs, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

The COVID-19 pandemic gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to allowance for credit losses, valuation of financial instruments, and asset impairment.

Allowance for credit losses

The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in estimating allowance for credit losses. See Note 6 for more information.

Valuation of financial instruments

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. The COVID-19 pandemic has increased market volatility and has negatively impacted the trading levels of certain financial instruments. As a result and as part of our process to determine the fair value of financial instruments, since the onset of the pandemic, we have applied a heightened level of judgment to a broader population of financial instruments than would otherwise generally be required with the objective of determining the fair value that is most representative of those financial instruments. While there has been an improvement in conditions and price discovery in the third and fourth quarter of 2020 relative to the onset of the COVID-19 pandemic in the second quarter of 2020, including the narrowing of credit and funding spreads, the related valuation adjustments have not decreased to pre-COVID-19 levels.

For further details of the valuation of our financial assets and liabilities, see Note 3.

Asset impairment

Given the disruption in economic and market activities caused by the COVID-19 pandemic, in the second and third quarters of 2020, we assessed whether there were indicators that goodwill may have been impaired. As a result, we recognized a goodwill impairment charge of $28 million on our FirstCaribbean International Bank Limited (CIBC FirstCaribbean) CGU in the second quarter of 2020. An additional goodwill impairment charge of $220 million was recognized in the fourth quarter of 2020 upon the discontinuance of held for sale accounting, as discussed in Note 4.

In the fourth quarter of 2020, we performed our annual impairment test for our other CGUs, which required the application of heightened judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic, particularly in evaluating the impact on medium- and long-term forecasted earnings. Implicit in our economic outlook is the assumption that the manner in which governments respond to the second and subsequent waves of the virus, and the dissemination of an effective mass-produced vaccine, will allow the U.S. and Canadian economies to continue to recover during 2021, with the economy returning to pre-COVID levels of economic activity in 2022 and pre-COVID levels of unemployment in 2023. We concluded that the recoverable amounts of these CGUs were in excess of their carrying amounts. Actual experience may differ materially from these expectations, including in relation to the duration and severity of economic contraction and the ultimate timing and extent of a future recovery, which could lead to reductions in the recoverable amounts, which in turn could result in impairment charges.

For further details, see Note 4 and Note 9 to our consolidated financial statements.

Government lending programs in response to COVID-19

During the year, the Government of Canada introduced the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP) to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges during the current period of significant uncertainty caused by the COVID-19 pandemic. In addition, the U.S. federal government introduced the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Further details about the programs in which CIBC has more significant participation, and the associated accounting impacts, are described below.

Canada Emergency Business Account program

The purpose of the CEBA program is to provide interest-free, partially forgivable loans of up to $40,000 to qualifying small businesses and not-for-profit organizations to help cover their operating costs during a period when their revenues have been temporarily reduced. The CEBA program is underwritten by Export Development Canada (EDC) and is available to borrowers until December 31, 2020. The program utilizes the infrastructure of eligible financial institutions, including CIBC, to provide loans that are partially forgivable to existing clients of these financial institutions, including CIBC, that meet the underwriting standards of EDC. Loans advanced under the CEBA program are not recognized on our

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consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. EDC provides a fee to participating financial institutions which is intended to reimburse the costs associated with administering the loans, which we recognize as a reduction of other non-interest expenses. The CEBA program was launched in the second quarter and expanded subsequently to facilitate the application of the program to certain borrowers that would not have otherwise qualified. As at October 31, 2020, loans of $2.9 billion had been provided to CIBC clients under the CEBA program.

Loan guarantee for small and medium-sized enterprises under BCAP

This program is designed to encourage lending to existing clients. Under this program, a subprogram under BCAP, EDC will guarantee 80% of new qualifying operating credit and cash flow term loans of up to $6.25 million to small and medium-sized enterprises. Loans provided under this program are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. Similar to existing guarantee arrangements, the guarantee from EDC on these loans is reflected in our estimate of ECL. Associated fees paid or received under this program are accounted for over the expected life of the loan using the effective interest rate method. As at October 31, 2020, $252 million of loans have been authorized under this program, of which $175 million, net of repayments, was outstanding on our consolidated balance sheet.

Co-lending program for small and medium-sized enterprises (“co-lend program”) under BCAP

Under the co-lend program, a subprogram under BCAP, the Business Development Bank of Canada (BDC) and participating financial institutions co-lend term loans to help qualifying businesses meet their operational cash flow requirements. BDC finances 80% of the loans, with CIBC financing the remaining 20%. The program offers differing maximum financing amounts based on business revenues. Loans originated under this program would be interest-only for the first 12 months. We recognize our 20% interest in loans originated under this program on our consolidated balance sheet as business and government loans classified at amortized cost, to which ECL are applied. The remaining 80% interest financed by BDC is not recognized on our consolidated balance sheet as the risks and rewards, including all interest and credit losses, are passed to BDC. The servicing fee paid by BDC to CIBC for administering their share of the loans will be recognized over the servicing period. As at October 31, 2020, $368 million of loans have been authorized under this program, of which $73 million, representing CIBC’s 20% pro-rata share, remains outstanding on our consolidated balance sheet.

Paycheck Protection Program

In the U.S., the PPP was temporarily added to the U.S. Small Business Administration’s (SBA) Loan Program, under the U.S. federal government’s CARES Act, to help businesses to keep their workforces employed during the COVID-19 pandemic. Loans provided under the PPP will be forgivable by the SBA if employee and compensation levels are maintained, and the loan proceeds are primarily applied towards payroll, rent, mortgage interest, or utilities. The SBA will reimburse CIBC for all loans forgiven pursuant to the program and for all payment defaults. Loans originated under the PPP are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. As the SBA’s guarantee is integral to the origination of these loans, it is reflected in our estimate of the ECL associated with these loans. As at October 31, 2020, the outstanding balance of loans provided to our clients under this program was US$1.9 billion.

CIBC client relief programs in response to COVID-19

Refer to Note 6 for details regarding programs offered by CIBC in response to the COVID-19 pandemic.

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Note 3	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

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Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors primarily include, but are not limited to, the bid-offer spreads, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk of our derivative assets and liabilities, as well as adjustments for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities is measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates one or more significant inputs that are non-observable, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is initially recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when the inputs become significantly observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short is based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

The fair value of government issued or guaranteed securities that are not traded in an active market is calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

The fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves

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such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities, which include certain Community Reinvestment Act equity investments and Federal Home Loan Bank (FHLB) stock, are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate. The carrying value of Community Reinvestment Act equity investments and FHLB stock approximates fair value.

Loans

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently is assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.

The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, precious metals and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value, except for the fair value of precious metals, which is quoted in an active market. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.

Certain deposits designated at FVTPL are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. For most collateralized derivatives that are cleared through central clearing houses, changes to market discounting conventions were implemented in 2020 to support the global market efforts to transition interbank offered rate (IBOR) to the new benchmark rates. Certain centrally cleared collateralized derivatives have transitioned to the use of the new benchmark replacement rates as the overnight index discount rates, including USD derivatives cleared through London Clearing House (LCH) or Chicago Mercantile Exchange (CME), which have transitioned their discounting from the US Fed Funds rate to the Secured Overnight Financing Rate (SOFR). Uncollateralized derivatives are valued based on an estimated market cost of funds curve, which reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other

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relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk (CCR) exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.

Mortgage commitments

The fair value of mortgage commitments designated at FVTPL is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2020	Financial assets
	Cash and deposits with banks	$61,570	$948	$–	$–	$62,518	$62,518	$–
	Securities	31,800	62,576	117	54,553	149,046	149,599	553
	Cash collateral on securities borrowed	8,547	–	–	–	8,547	8,547	–
	Securities purchased under resale agreements	58,090	7,505	–	–	65,595	65,595	–
	Loans
	Residential mortgages	220,739	63	–	–	220,802	222,920	2,118
	Personal	41,390	–	–	–	41,390	41,452	62
	Credit card	10,722	–	–	–	10,722	10,722	–
	Business and government	110,220	23,291	357	–	133,868	134,097	229
	Derivative instruments	–	32,730	–	–	32,730	32,730	–
	Customers’ liability under acceptances	9,606	–	–	–	9,606	9,606	–
	Other assets	15,940	–	–	–	15,940	15,940	–
	Financial liabilities
	Deposits
	Personal	$199,593	$–	$2,559	$–	$202,152	$202,345	$193
	Business and government	301,546	–	9,880	–	311,426	312,279	853
	Bank	17,011	–	–	–	17,011	17,011	–
	Secured borrowings	39,560	–	591	–	40,151	40,586	435
	Derivative instruments	–	30,508	–	–	30,508	30,508	–
	Acceptances	9,649	–	–	–	9,649	9,649	–
	Obligations related to securities sold short	–	15,963	–	–	15,963	15,963	–
	Cash collateral on securities lent	1,824	–	–	–	1,824	1,824	–
	Obligations related to securities sold under repurchase agreements (1)	54,617	–	17,036	–	71,653	71,653	–
	Other liabilities	15,282	133	9	–	15,424	15,424	–
	Subordinated indebtedness	5,712	–	–	–	5,712	5,993	281

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2019	Financial assets
	Cash and deposits with banks	$16,720	$639	$–	$–	$17,359	$17,359	$–
	Securities	20,115	53,984	413	46,798	121,310	121,453	143
	Cash collateral on securities borrowed	3,664	–	–	–	3,664	3,664	–
	Securities purchased under resale agreements	50,913	5,198	–	–	56,111	56,111	–
	Loans
	Residential mortgages	208,381	60	–	–	208,441	208,693	252
	Personal	43,098	–	–	–	43,098	43,120	22
	Credit card	12,335	–	–	–	12,335	12,335	–
	Business and government	103,885	21,182	–	–	125,067	125,160	93
	Derivative instruments	–	23,895	–	–	23,895	23,895	–
	Customers’ liability under acceptances	9,167	–	–	–	9,167	9,167	–
	Other assets	13,829	–	–	–	13,829	13,829	–
	Financial liabilities
	Deposits
	Personal	$176,340	$–	$1,751	$–	$178,091	$178,046	$(45)
	Business and government	248,367	–	9,135	–	257,502	257,872	370
	Bank	11,224	–	–	–	11,224	11,224	–
	Secured borrowings	38,680	–	215	–	38,895	39,223	328
	Derivative instruments	–	25,113	–	–	25,113	25,113	–
	Acceptances	9,188	–	–	–	9,188	9,188	–
	Obligations related to securities sold short	–	15,635	–	–	15,635	15,635	–
	Cash collateral on securities lent	1,822	–	–	–	1,822	1,822	–
	Obligations related to securities sold under repurchase agreements	51,801	–	–	–	51,801	51,801	–
	Other liabilities	14,066	114	12	–	14,192	14,192	–
	Subordinated indebtedness	4,684	–	–	–	4,684	4,925	241

(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

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Fair value of derivative instruments

$ millions, as at October 31				2020			2019
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$108	$161	$(53)	$67	$241	$(174)
	– Swap contracts	12,296	9,309	2,987	8,528	7,697	831
	– Purchased options	109	–	109	92	–	92
	– Written options	–	129	(129)	–	128	(128)
		12,513	9,599	2,914	8,687	8,066	621
Exchange-traded	– Purchased options	4	–	4	4	–	4
		4	–	4	4	–	4
Total interest rate derivatives		12,517	9,599	2,918	8,691	8,066	625
Foreign exchange derivatives
Over-the-counter	– Forward contracts	6,655	6,358	297	5,152	5,711	(559)
	– Swap contracts	3,469	3,613	(144)	2,971	3,330	(359)
	– Purchased options	303	–	303	214	–	214
	– Written options	–	214	(214)	–	196	(196)
Total foreign exchange derivatives		10,427	10,185	242	8,337	9,237	(900)
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	104	47	57	105	21	84
	– Credit default swap contracts – protection sold	2	100	(98)	–	107	(107)
Total credit derivatives		106	147	(41)	105	128	(23)
Equity derivatives
Over-the-counter		1,995	3,427	(1,432)	1,262	2,561	(1,299)
Exchange-traded		3,153	3,537	(384)	2,384	1,825	559
Total equity derivatives		5,148	6,964	(1,816)	3,646	4,386	(740)
Precious metal derivatives
Over-the-counter		283	366	(83)	287	167	120
Exchange-traded		–	–	–	69	45	24
Total precious metal derivatives		283	366	(83)	356	212	144
Other commodity derivatives
Over-the-counter		2,604	1,806	798	1,289	1,517	(228)
Exchange-traded		271	325	(54)	314	253	61
Total other commodity derivatives		2,875	2,131	744	1,603	1,770	(167)
Total held for trading		31,356	29,392	1,964	22,738	23,799	(1,061)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	1	(1)	2	1	1
	– Swap contracts	310	392	(82)	439	256	183
	– Purchased options	17	–	17	14	–	14
	– Written options	1	–	1	–	–	–
Total interest rate derivatives		328	393	(65)	455	257	198
Foreign exchange derivatives
Over-the-counter	– Forward contracts	14	14	–	31	28	3
	– Swap contracts	1,021	684	337	571	1,026	(455)
Total foreign exchange derivatives		1,035	698	337	602	1,054	(452)
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	–	1	(1)	–	3	(3)
Total credit derivatives		–	1	(1)	–	3	(3)
Equity derivatives
Over-the-counter		8	24	(16)	100	–	100
Total equity derivatives		8	24	(16)	100	–	100
Other commodity derivatives
Over-the-counter		3	–	3	–	–	–
Total other commodity derivatives		3	–	3	–	–	–
Total held for ALM		1,374	1,116	258	1,157	1,314	(157)
Total fair value		32,730	30,508	2,222	23,895	25,113	(1,218)
Less: effect of netting		(19,347)	(19,347)	–	(14,572)	(14,572)	–
		$13,383	$ 11,161	$ 2,222	$9,323	$10,541	$(1,218)

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Consolidated financial statements

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2020	Total 2019
$ millions, as at October 31	2020	2019	2020	2019	2020	2019
Financial assets
Amortized cost securities	$–	$–	$31,773	$20,242	$580	$524	$32,353	$20,766
Loans
Residential mortgages	–	–	–	–	222,857	208,633	222,857	208,633
Personal	–	–	–	–	41,452	43,120	41,452	43,120
Credit card	–	–	–	–	10,722	12,335	10,722	12,335
Business and government	–	–	–	–	110,449	103,978	110,449	103,978
Investment in equity-accounted associates (1)	10	9	–	–	83	76	93	85
Financial liabilities
Deposits
Personal	$–	$–	$52,648	$53,994	$1,282	$1,635	$53,930	$55,629
Business and government	–	–	132,016	123,144	2,302	2,508	134,318	125,652
Bank	–	–	10,048	6,113	–	–	10,048	6,113
Secured borrowings	–	–	38,275	36,049	1,720	2,959	39,995	39,008
Subordinated indebtedness	–	–	5,993	4,925	–	–	5,993	4,925

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2020	Total 2019
$ millions, as at October 31	2020	2019	2020	2019	2020	2019
Financial assets
Deposits with banks	$–	$–	$948	$639	$–	$–	$948	$639
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	3,917	2,372	25,091 (1)	19,306 (1)	–	–	29,008	21,678
Corporate equity	27,919	25,852	47	684	16	7	27,982	26,543
Corporate debt	–	–	3,525	3,760	25	23	3,550	3,783
Mortgage- and asset-backed	–	–	2,018 (2)	2,220 (2)	135	173	2,153	2,393
	31,836	28,224	30,681	25,970	176	203	62,693	54,397
Loans mandatorily measured at FVTPL
Business and government	–	–	23,022	20,351	626 (3)	831 (3)	23,648	21,182
Residential mortgages	–	–	63	60	–	–	63	60
	–	–	23,085	20,411	626	831	23,711	21,242
Debt securities measured at FVOCI
Government issued or guaranteed	3,912	2,369	41,269	35,460	–	–	45,181	37,829
Corporate debt	–	–	6,224	5,621	–	–	6,224	5,621
Mortgage- and asset-backed	–	–	2,563	2,746	–	–	2,563	2,746
	3,912	2,369	50,056	43,827	–	–	53,968	46,196
Equity securities designated at FVOCI
Corporate equity	41	45	304	266	240	291	585	602
	41	45	304	266	240	291	585	602
Securities purchased under resale agreements measured at FVTPL	–	–	7,505	5,198	–	–	7,505	5,198
Derivative instruments
Interest rate	4	4	12,793	9,086	48	56	12,845	9,146
Foreign exchange	–	–	11,462	8,939	–	–	11,462	8,939
Credit	–	–	8	1	98	104	106	105
Equity	3,153	2,383	1,791	1,111	212	252	5,156	3,746
Precious metal	–	–	283	356	–	–	283	356
Other commodity	271	383	2,607	1,220	–	–	2,878	1,603
	3,428	2,770	28,944	20,713	358	412	32,730	23,895
Total financial assets	$39,217	$33,408	$141,523	$117,024	$1,400	$1,737	$182,140	$152,169
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(13,176)	$(10,626)	$4	$(601)	$(13,172)	$(11,227)
Obligations related to securities sold short	(5,363)	(7,258)	(10,600)	(8,377)	–	–	(15,963)	(15,635)
Obligations related to securities sold under repurchase agreements	–	–	(17,036)	–	–	–	(17,036)	–
Derivative instruments
Interest rate	–	–	(9,964)	(8,322)	(28)	(1)	(9,992)	(8,323)
Foreign exchange	–	–	(10,883)	(10,291)	–	–	(10,883)	(10,291)
Credit	–	–	(41)	(19)	(107)	(112)	(148)	(131)
Equity	(3,537)	(1,824)	(3,288)	(2,407)	(163)	(155)	(6,988)	(4,386)
Precious metal	–	–	(366)	(212)	–	–	(366)	(212)
Other commodity	(325)	(300)	(1,806)	(1,470)	–	–	(2,131)	(1,770)
	(3,862)	(2,124)	(26,348)	(22,721)	(298)	(268)	(30,508)	(25,113)
Total financial liabilities	$(9,225)	$(9,382)	$(67,160)	$(41,724)	$(294)	$(869)	$(76,679)	$(51,975)

(1)	Includes $57 million related to securities designated at FVTPL (2019: $56 million).
(2)	Includes $60 million related to ABS designated at FVTPL (2019: $357 million).
(3)	Includes $357 million related to loans designated at FVTPL (2019: nil).
(4)

Comprises deposits designated at FVTPL of $13,419 million (2019: $10,458 million), net bifurcated embedded derivative assets of $389 million (2019: net bifurcated embedded derivative liabilities of $643 million), other liabilities designated at FVTPL of $9 million (2019: $12 million), and other financial liabilities measured at fair value of $133 million (2019: $114 million).

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Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $197 million of securities mandatorily measured at FVTPL (2019: $25 million) and $1,851 million of securities sold short (2019: $431 million) from Level 1 to Level 2, and nil of securities sold short (2019: $379 million) from Level 2 to Level 1 due to changes in the observability of the inputs used to value these securities. In addition, transfers between Level 2 and Level 3 were made during 2020 and 2019, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income (1)
$ millions, for the year ended October 31	Opening balance	Realized (2)	Unrealized (2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
2020
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$(8)	$–	$7	$–	$10	$–	$16
Corporate debt	23	–	2	–	–	–	–	–	25
Mortgage- and asset-backed	173	–	–	–	–	–	118	(156)	135
Securities designated at FVTPL
Asset-backed	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL
Business and government	831	–	–	3	–	–	1,270	(1,478)	626
Debt securities measured at FVOCI
Government issued or guaranteed	–	–	–	–	–	–	–	–	–
Corporate debt	–	–	–	(3)	20	–	1	(18)	–
Mortgage- and asset-backed	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	291	–	–	63	–	–	50	(164)	240
Derivative instruments
Interest rate	56	–	32	–	–	–	6	(46)	48
Credit	104	(7)	1	–	–	–	–	–	98
Equity	252	–	(40)	–	–	–	53	(53)	212
Total assets	$1,737	$(7)	$(13)	$63	$27	$–	$1,508	$(1,915)	$1,400
Deposits and other liabilities (5)	$(601)	$–	$512	$–	$(42)	$29	$(72)	$178	$4
Derivative instruments
Interest rate	(1)	–	(33)	–	–	–	–	6	(28)
Credit	(112)	7	(2)	–	–	–	–	–	(107)
Equity	(155)	–	14	–	–	–	(60)	38	(163)
Total liabilities	$(869)	$7	$491	$–	$(42)	$29	$(132)	$222	$(294)
2019
Securities mandatorily measured at FVTPL
Corporate equity	$6	$–	$1	$–	$–	$–	$–	$–	$7
Corporate debt	26	–	(3)	–	–	–	–	–	23
Mortgage- and asset-backed	319	–	1	–	–	–	74	(221)	173
Securities designated at FVTPL
Asset-backed	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL
Business and government	482	–	–	(1)	–	–	856	(506)	831
Debt securities measured at FVOCI
Government issued or guaranteed	–	–	–	–	–	–	–	–	–
Corporate debt	–	–	–	–	–	–	–	–	–
Mortgage- and asset-backed	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	285	–	–	2	–	–	74	(70)	291
Derivative instruments
Interest rate	–	–	59	–	–	–	2	(5)	56
Credit	115	(9)	(2)	–	–	–	–	–	104
Equity	107	–	15	–	–	(24)	202	(48)	252
Total assets	$1,340	$(9)	$71	$1	$–	$(24)	$1,208	$(850)	$1,737
Deposits and other liabilities (5)	$(423)	$–	$(113)	$–	$(100)	$117	$(288)	$206	$(601)
Derivative instruments
Interest rate	(109)	–	132	–	–	–	–	(24)	(1)
Credit	(131)	9	3	–	–	–	–	7	(112)
Equity	(119)	–	(89)	–	–	77	(70)	46	(155)
Total liabilities	$(782)	$9	$(67)	$–	$(100)	$194	$(358)	$235	$(869)

(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $137 million (2019: $135 million) and net bifurcated embedded derivative assets of $141 million (2019: net bifurcated embedded derivative liabilities of $466 million).

CIBC 2020 ANNUAL REPORT	133

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

						Range of inputs
$ millions, as at October 31	2020	Valuation techniques		Key non-observable inputs		Low		High
Securities mandatorily measured at FVTPL
Corporate equity	$16	Valuation multiple		Earnings multiple		12.2		12.2
Corporate debt	25	Discounted cash flow		Discount rate		7.5%		7.5%
Mortgage- and asset-backed	135	Discounted cash flow		Credit spread		1.4%		2.0%
		Market proxy or direct broker quote		Market proxy or direct broker quote		0.5		0.5
Equity securities designated at FVOCI
Corporate equity
Limited partnerships and private companies	240	Adjusted net asset value	(1)	Net asset value	(3)	n/a		n/a
		Proxy share price		Proxy share price	(3)	n/a		n/a
Loans mandatorily measured at FVTPL
Business and government	626	Discounted cash flow		Credit spread		0.6%		2.1%
Derivative instruments
Interest rate	48	Proprietary model	(2)	n/a		n/a		n/a
		Option model		Market volatility		17.1%		97.3%
Credit	98	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%		20.5%
Equity	212	Option model		Market correlation		35.0%		96.0%
Total assets	$1,400
Deposits and other liabilities	$4	Option model		Market volatility		10.0%		87.0%
				Market correlation		(60.0	) %	100.0%
Derivative instruments
Interest rate	(28)	Proprietary model	(2)	n/a		n/a		n/a
		Option model		Market volatility		17.1%		97.3%
Credit	(107)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%		20.5%
Equity	(163)	Option model		Market correlation		13.0%		98.0%
Total liabilities	$(294)

(1)

Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership or the limited liability company and may be adjusted for current market levels where appropriate.

(2)	Using valuation techniques that we consider to be non-observable.
(3)	The range of NAV price or proxy share price has not been disclosed due to the wide range and diverse nature of the investments.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the interrelationships between those inputs, where applicable, and the change in fair value if changing one or more of the non-observable inputs within a reasonably possible range would impact the fair value significantly.

The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $63 million (2019: $34 million).

While our standalone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or deposit liabilities designated at FVTPL are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain standalone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives and embedded derivatives. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our net Level 3 standalone derivatives and embedded derivatives would increase by $84 million or decrease by $74 million (2019: increase by $45 million or decrease by $33 million).

134	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Financial instruments designated at FVTPL

Financial assets designated at FVTPL include certain debt securities and loans that were designated at FVTPL on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

Deposits and other liabilities designated at FVTPL include:

•

Certain business and government deposit liabilities, certain secured borrowings and certain obligations related to securities sold under repurchase agreements that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The carrying value of our securities designated at FVTPL represents our maximum exposure to credit risk related to these assets designated at FVTPL. The change in fair value attributable to change in credit risk of these assets designated at FVTPL during the year is insignificant (2019: insignificant). The fair value of a liability designated at FVTPL reflects the credit risk relating to that liability. For those liabilities designated at FVTPL for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the liability designated at FVTPL. The pre-tax impact of changes in CIBC’s own credit risk on our liabilities designated at FVTPL was losses of $76 million for the year and losses of $55 million cumulatively (2019: gains of $39 million for the year and gains of $21 million cumulatively). A net gain of $60 million, net of hedges, was realized for assets designated at FVTPL and liabilities designated at FVTPL, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net (2019: a net loss of $32 million).

The estimated contractual amount payable at maturity of deposits designated at FVTPL, which is based on the par value and the intrinsic value of the applicable embedded derivatives, is $786 million higher (2019: $283 million higher) than its fair value. The intrinsic value of the embedded derivatives reflects the structured payoff of certain FVO deposit liabilities, which we hedge economically with derivatives and other FVTPL financial instruments.

Note 4	Significant transactions

2020

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of CIBC FirstCaribbean to GNB Financial Group Limited (GNB) for total consideration of approximately US$797 million, comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value. The closing of this transaction would result in CIBC retaining a 24.9% minority interest in CIBC FirstCaribbean, which would be accounted for as an investment in associate using the equity method.

In the fourth quarter of 2019, we recognized a goodwill impairment charge of $135 million as a result of the valuation implied from the definitive agreement with GNB. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020 subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the COVID-19 pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting is no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the COVID-19 pandemic and led to the recognition of an additional goodwill impairment charge of $220 million. While we discontinued the application of held for sale accounting, we continue to pursue the transaction and the regulatory review process.

For additional information, see Note 9.

CIBC 2020 ANNUAL REPORT	135

Consolidated financial statements

2019

Acquisition of Cleary Gull

On September 9, 2019, we completed the acquisition of substantially all of the assets and operations of Cleary Gull Inc. (Cleary Gull), a Milwaukee-based boutique investment banking firm specializing in middle-market mergers and acquisitions, private capital placement and debt advisory across the U.S. Goodwill and intangible assets of $16 million were recognized as a result of the acquisition. The results of the acquired business have been consolidated from the date of close and are included in our Capital Markets SBU.

Acquisition of Lowenhaupt Global Advisors

On September 1, 2019, we completed the acquisition of substantially all of the assets and operations of Lowenhaupt Global Advisors, LLC (LGA), a wealth advisory firm in St. Louis and New York that provides independent advice on family wealth transfer, taxation, investment portfolio allocation and business structuring. Goodwill and intangible assets of $14 million were recognized as a result of the acquisition. The results of the acquired business have been consolidated from the date of close and are included in our U.S. Commercial Banking and Wealth Management SBU.

Finalization of arrangement with Air Canada

Air Canada’s acquisition of the Aeroplan loyalty business from Aimia Inc. closed on January 10, 2019. We now offer credit cards under Air Canada’s new loyalty program, which launched in November 2020. This program allows CIBC’s Aeroplan cardholders to transfer their existing Aeroplan Miles to Air Canada’s new Aeroplan loyalty program.

To secure our participation in Air Canada’s new Aeroplan loyalty program for a period of 10 years, we paid Air Canada $200 million plus applicable sales tax, which we recognized as an expense in the first quarter of 2019. In addition, we made a payment of $92 million plus applicable sales tax in the first quarter of 2019 as a prepayment to be applied towards future monthly payments in respect of Aeroplan Miles over a 10-year period.

Note 5	Securities

Securities

$ millions, as at October 31	2020	2019
Debt securities measured at FVOCI	$53,968	$46,196
Equity securities designated at FVOCI	585	602
Securities measured at amortized cost (1)	31,800	20,115
Securities mandatorily measured and designated at FVTPL	62,693	54,397
	$149,046	$121,310

(1)

During the year, $47 million of amortized cost debt securities were disposed of shortly before their maturity resulting in a realized gain of $2 million (2019: a realized loss of less than $1 million).

136	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity			2020 Total		2019 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
Debt securities measured at FVOCI
Securities issued or guaranteed by:
Canadian federal government	$1,361	0.5%	$9,745	0.6%	$303	0.7%	$–	–%	$–	–%	$11,409	0.6%	$10,851	1.7%
Other Canadian governments	330	0.4	10,853	0.9	4,132	1.2	–	–	–	–	15,315	1.0	12,271	1.9
U.S. Treasury and agencies	7,290	0.5	5,306	0.9	–	–	–	–	–	–	12,596	0.7	9,371	2.0
Other foreign governments	3,060	0.6	2,553	0.6	163	5.2	85	5.1	–	–	5,861	0.8	5,336	2.5
Mortgage-backed securities (2)	81	0.2	536	1.0	181	2.4	1,570	1.4	–	–	2,368	1.4	2,699	2.4
Asset-backed securities	–	–	–	–	66	2.2	129	1.6	–	–	195	1.8	47	2.4
Corporate debt	2,211	0.6	4,009	0.7	4	2.4	–	–	–	–	6,224	0.7	5,621	2.4
	$14,333		$33,002		$4,849		$1,784		$–		$53,968		$46,196
Equity securities designated at FVOCI
Corporate public equity	$–	–	$–	–	$–	–	$–	–	$42	n/m	$42	n/m	$46	n/m
Corporate private equity	–	–	–	–	–	–	–	–	543	n/m	543	n/m	556	n/m
	$–		$–		$–		$–		$585		$585		$602
Securities measured at amortized cost
Securities issued or guaranteed by:
Canadian federal government	$133		$619		$38		$–		$–		$790		$582
Other Canadian governments	452		4,518		6,102		–		–		11,072		6,748
U.S. Treasury and agencies	551		9,551		866		–		–		10,968		5,927
Other foreign governments	92		42		36		381		–		551		660
Mortgage-backed securities (3)	259		1,684		926		1,085		–		3,954		3,616
Asset-backed securities	–		234		396		32		–		662		463
Corporate debt	232		3,432		139		–		–		3,803		2,119
	$1,719		$20,080		$8,503		$1,498		$–		$31,800		$20,115
Securities mandatorily measured and designated at FVTPL
Securities issued or guaranteed by:
Canadian federal government	$3,996		$4,073		$1,085		$2,501		$–		$11,655		$7,203
Other Canadian governments	1,037		1,784		869		6,093		–		9,783		8,262
U.S. Treasury and agencies	269		2,504		2,177		646		–		5,596		5,074
Other foreign governments	1,230		683		29		32		–		1,974		1,139
Mortgage-backed securities (4)	108		1,326		141		7		–		1,582		1,175
Asset-backed securities	143		102		76		250		–		571		1,218
Corporate debt	882		1,920		568		180		–		3,550		3,783
	$7,665		$12,392		$4,945		$9,709		$–		$34,711		$27,854
Corporate public equity	–		–		–		–		27,982		27,982		26,523
Corporate private equity	–		–		–		–		–		–		20
	$–		$–		$–		$–		$27,982		$27,982		$26,543

Total securities (5)	$23,717		$65,474		$18,297		$12,991		$28,567		$149,046		$121,310

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)

Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $410 million (2019: $232 million) and fair value of $413 million (2019: $232 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $888 million (2019: $1,127 million) and fair value of $918 million (2019: $1,136 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $367 million (2019: $487 million) and fair value of $380 million (2019: $492 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $655 million (2019: $841 million) and fair value of $657 million (2019: $839 million).

(3)

Includes securities backed by mortgage insured by the CMHC with amortized cost of $609 million (2019: $858 million) and fair value of $610 million (2019: $859 million); securities issued by Fannie Mae, with amortized cost of $1,165 million (2019: $1,037 million) and fair value of $1,197 million (2019: $1,048 million); securities issued by Freddie Mac, with amortized cost of $2,008 million (2019: $1,610 million) and fair value of $2,091 million (2019: $1,651 million); and securities issued by Ginnie Mae, with amortized cost of $69 million (2019: $98 million) and fair value of $71 million (2019: $99 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $1,547 million (2019: $1,135 million).
(5)

Includes securities denominated in U.S. dollars with carrying value of $68.4 billion (2019: $54.4 billion) and securities denominated in other foreign currencies with carrying value of $2,616 million (2019: $1,813 million).

n/m	Not meaningful.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at October 31				2020				2019
	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$11,379	$32	$(2)	$11,409	$10,842	$12	$(3)	$10,851
Other Canadian governments	15,187	128	–	15,315	12,252	22	(3)	12,271
U.S. Treasury and agencies	12,533	63	–	12,596	9,353	25	(7)	9,371
Other foreign governments	5,825	38	(2)	5,861	5,318	25	(7)	5,336
Mortgage-backed securities	2,320	49	(1)	2,368	2,688	15	(4)	2,699
Asset-backed securities	197	–	(2)	195	47	–	–	47
Corporate debt	6,194	31	(1)	6,224	5,608	16	(3)	5,621
	53,635	341	(8)	53,968	46,108	115	(27)	46,196
Corporate public equity (2)	30	15	(3)	42	40	15	(9)	46
Corporate private equity	546	43	(46)	543	493	85	(22)	556
	576	58	(49)	585	533	100	(31)	602
	$54,211	$399	$ (57)	$54,553	$46,641	$215	$(58)	$46,798

(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $22 million (2019: $23 million).
(2)	Includes restricted stock.

CIBC 2020 ANNUAL REPORT	137

Consolidated financial statements

Fair value of equity securities designated at FVOCI that were disposed of during the year was $88 million (2019: $20 million). Net realized cumulative after-tax gains of $93 million for the year (2019: $18 million) resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI were reclassified from AOCI to retained earnings.

Dividend income recognized on equity securities designated at FVOCI that were still held as at October 31, 2020 was $5 million (2019: $9 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of during the year was $2 million (2019: nil).

The table below presents profit or loss recognized on FVOCI securities:

$ millions, for the year ended October 31	2020	2019	2018
Realized gains	$30	$40	$56
Realized losses	(1)	(2)	(13)
Provision for credit losses on debt securities	(8)	(3)	(78)
	$21	$35	$(35)

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the year ended October 31		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2020	Debt securities measured at FVOCI
	Balance at beginning of year	$14	$3	$6		$23
	Provision for (reversal of) credit losses (1)(2)	5	2	1		8
	Write-offs	–	–	–		–
	Other	(1)	(1)	(7	) (3)	(9)
	Balance at end of year	$18	$4	$–		$22
2019	Debt securities measured at FVOCI
	Balance at beginning of year	$15	$3	$5		$23
	Provision for (reversal of) credit losses (1)	–	–	4		4
	Write-offs	–	–	(4)		(4)
	Other	(1)	–	1		–
	Balance at end of year	$14	$3	$6		$23

(1)	Included in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $14 million for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.

(3)

Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

Note 6	Loans(1)(2)

$ millions, as at October 31					2020					2019
	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total
Residential mortgages (4)	$221,165	$151	$212	$363	$220,802	$208,652	$140	$71	$211	$208,441
Personal	42,222	113	719	832	41,390	43,651	128	425	553	43,098
Credit card	11,389	–	667	667	10,722	12,755	–	420	420	12,335
Business and government (4)	135,546	650	1,028	1,678	133,868	125,798	376	355	731	125,067
	$410,322	$914	$2,626	$3,540	$406,782	$390,856	$644	$1,271	$1,915	$388,941

(1)	Loans are net of unearned income of $530 million (2019: $469 million).
(2)	Includes gross loans of $76.6 billion (2019: $69.5 billion) denominated in U.S. dollars and $8.4 billion (2019: $6.7 billion) denominated in other foreign currencies.
(3)	Includes ECL allowances for customers’ liability under acceptances.
(4)	Includes $63 million of residential mortgages (2019: $60 million) and $23,291 million of business and government loans (2019: $21,182 million) that are measured at FVTPL.

138	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the year ended October 31	2020
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of year	$28	$43	$140	$211
Originations net of repayments and other derecognitions	9	(12)	(17)	(20)
Changes in model	(3)	30	–	27
Net remeasurement (2)	(21)	123	73	175
Transfers (2)
– to 12-month ECL	61	(51)	(10)	–
– to lifetime ECL performing	(23)	39	(16)	–
– to lifetime ECL credit-impaired	–	(10)	10	–
Provision for (reversal of) credit losses (3)	23	119	40	182
Write-offs (4)	–	–	(16)	(16)
Recoveries	–	–	6	6
Interest income on impaired loans	–	–	(19)	(19)
Foreign exchange and other	–	(1)	–	(1)
Balance at end of year	$51	$161	$151	$363
Personal
Balance at beginning of year	$174	$271	$128	$573
Originations net of repayments and other derecognitions	37	(51)	(12)	(26)
Changes in model	(13)	181	–	168
Net remeasurement (2)	(186)	378	247	439
Transfers (2)
– to 12-month ECL	300	(292)	(8)	–
– to lifetime ECL performing	(108)	126	(18)	–
– to lifetime ECL credit-impaired	–	(67)	67	–
Provision for (reversal of) credit losses (3)	30	275	276	581
Write-offs (4)	–	–	(353)	(353)
Recoveries	–	–	66	66
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	–	–	1	1
Balance at end of year	$204	$546	$113	$863
Credit card
Balance at beginning of year	$145	$340	$–	$485
Originations net of repayments and other derecognitions	(3)	(69)	–	(72)
Changes in model	(6)	59	–	53
Net remeasurement (2)	(223)	674	89	540
Transfers (2)
– to 12-month ECL	281	(281)	–	–
– to lifetime ECL performing	(58)	58	–	–
– to lifetime ECL credit-impaired	–	(209)	209	–
Provision for (reversal of) credit losses (3)	(9)	232	298	521
Write-offs (4)	–	–	(409)	(409)
Recoveries	–	–	111	111
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$136	$572	$–	$708
Business and government
Balance at beginning of year	$239	$158	$378	$775
Originations net of repayments and other derecognitions	51	(45)	(20)	(14)
Changes in model	14	(1)	(1)	12
Net remeasurement (2)	264	594	349	1,207
Transfers (2)
– to 12-month ECL	113	(103)	(10)	–
– to lifetime ECL performing	(201)	210	(9)	–
– to lifetime ECL credit-impaired	(21)	(121)	142	–
Provision for (reversal of) credit losses (3)	220	534	451	1,205
Write-offs (4)	–	–	(157)	(157)
Recoveries	–	–	9	9
Interest income on impaired loans	–	–	(21)	(21)
Foreign exchange and other	(6)	(9)	(8)	(23)
Balance at end of year	$453	$683	$652	$1,788
Total ECL allowance (5)	$844	$1,962	$916	$3,722
Comprises:
Loans	$735	$1,891	$914	$3,540
Undrawn credit facilities and other off-balance sheet exposures (6)	109	71	2	182

(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.

(4)

We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(5)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $16 million as at October 31, 2020 (2019: $2 million), $14 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2019: nil). The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2020 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(6)	Included in Other liabilities on our consolidated balance sheet.

CIBC 2020 ANNUAL REPORT	139

Consolidated financial statements

$ millions, as at or for the year ended October 31	2019
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of year	$27	$44	$143	$214
Originations net of repayments and other derecognitions	4	(11)	(23)	(30)
Changes in model	(2)	(6)	(5)	(13)
Net remeasurement (2)	(41)	32	94	85
Transfers (2)
– to 12-month ECL	42	(30)	(12)	–
– to lifetime ECL performing	(3)	22	(19)	–
– to lifetime ECL credit-impaired	–	(7)	7	–
Provision for (reversal of) credit losses (3)	–	–	42	42
Write-offs (4)	–	–	(29)	(29)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(17)	(17)
Foreign exchange and other	1	(1)	(1)	(1)
Balance at end of year	$28	$43	$140	$211
Personal
Balance at beginning of year	$190	$199	$109	$498
Originations net of repayments and other derecognitions	45	(50)	–	(5)
Changes in model	(14)	30	–	16
Net remeasurement (2)	(194)	283	309	398
Transfers (2)
– to 12-month ECL	183	(179)	(4)	–
– to lifetime ECL performing	(37)	51	(14)	–
– to lifetime ECL credit-impaired	–	(63)	63	–
Provision for (reversal of) credit losses (3)	(17)	72	354	409
Write-offs (4)	–	–	(395)	(395)
Recoveries	–	–	62	62
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	1	–	3	4
Balance at end of year	$174	$271	$128	$573
Credit card
Balance at beginning of year	$102	$370	$–	$472
Originations net of repayments and other derecognitions	–	(50)	–	(50)
Changes in model	36	(48)	–	(12)
Net remeasurement (2)	(190)	477	184	471
Transfers (2)
– to 12-month ECL	229	(229)	–	–
– to lifetime ECL performing	(33)	33	–	–
– to lifetime ECL credit-impaired	–	(215)	215	–
Provision for (reversal of) credit losses (3)	42	(32)	399	409
Write-offs (4)	–	–	(516)	(516)
Recoveries	–	–	117	117
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	1	2	–	3
Balance at end of year	$145	$340	$–	$485
Business and government
Balance at beginning of year	$180	$147	$230	$557
Originations net of repayments and other derecognitions	32	(19)	(21)	(8)
Changes in model	–	1	3	4
Net remeasurement (2)	(17)	97	350	430
Transfers (2)
– to 12-month ECL	71	(64)	(7)	–
– to lifetime ECL performing	(21)	25	(4)	–
– to lifetime ECL credit-impaired	(2)	(29)	31	–
Provision for (reversal of) credit losses (3)	63	11	352	426
Write-offs (4)	–	–	(190)	(190)
Recoveries	–	–	13	13
Interest income on impaired loans	–	–	(18)	(18)
Foreign exchange and other	(4)	–	(9)	(13)
Balance at end of year	$239	$158	$378	$775
Total ECL allowance (5)	$586	$812	$646	$2,044
Comprises:
Loans	$526	$745	$644	$1,915
Undrawn credit facilities and other off-balance sheet exposures (6)	60	67	2	129

(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.

(4)

We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(5)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $2 million as at October 31, 2019. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2019 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(6)	Included in Other liabilities on our consolidated balance sheet.

140	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

The uncertainties inherent in the COVID-19 pandemic have increased the level of judgment applied in respect of all these elements as discussed below. Actual credit losses could differ materially from those reflected in our estimates.

Determining when a significant increase in credit risk has occurred

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized. While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list are normally automatically migrated to stage 2 from stage 1.

As at October 31, 2020, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the expected credit losses would be $743 million lower than the total recognized IFRS 9 ECL on performing loans (2019: $305 million).

Impact of the COVID-19 pandemic

The determination of whether a SICR has occurred in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to the evaluation of the evolving macroeconomic environment, the various client relief programs we have provided to our clients and the unprecedented level of government support being provided to individuals and businesses.

Consistent with guidance issued by the IASB, interest or principal deferments pursuant to various relief programs provided to both our retail and business and government clients have not automatically resulted in a SICR that would trigger migration to stage 2 by reason only that a deferral under the program was granted. However, the inclusion of a loan in a relief program did not preclude its migration to stage 2 if we determined that there was a SICR based on our assessment of the changes in the risk of a default occurring over the expected life of a loan.

For retail clients and consistent with our past practice, SICR was determined based on an evaluation of the relative increase in lifetime PDs using forward-looking indicators reflective of our expectations. However, we applied judgment in the degree that our forecasts of certain forward-looking indicators, including unemployment, should cause a SICR in light of the level of government support provided.

For the majority of our business and government clients, we continued to utilize risk ratings as the primary determinant of a SICR. We applied judgment in the determination of the industries most impacted by the COVID-19 pandemic and assessed the associated impact on risk ratings after considering the benefit of government support.

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the PD, LGD, and EAD parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that consider forward-looking information. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

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Consolidated financial statements

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

Impact of the COVID-19 pandemic

The measurement of ECL in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current environment characterized by unprecedented levels of government support relative to the historical experience in our models. We applied judgment with respect to the degree that certain industries and portfolios would be negatively impacted by the COVID-19 pandemic and the degree that various government support programs are expected to limit credit losses.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices and gross domestic product (GDP) growth. In many cases these variables are forecasted at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include S&P 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices and mining activity are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.

For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

Impact of the COVID-19 pandemic

The forecasting of forward-looking information and the determination of scenario weightings in the COVID-19 pandemic required a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which an effective vaccine can be developed and administered on a mass scale, and the ability of governments, businesses and health-care systems to effectively limit the epidemiological and economic impacts of the resurgences of the virus in the intervening period.

Significant changes to our forecasts were made in the current year. The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at October 31, 2020	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	1.6%	3.8%	3.6%	4.6%	0.03%	2.0%
United States	1.7%	3.5%	3.0%	4.2%	(0.6)%	1.7%
Unemployment rate
Canada (2)	8.7%	6.7%	7.4%	5.9%	9.5%	8.4%
United States	7.4%	4.7%	5.1%	3.5%	9.2%	7.3%
Canadian Housing Price Index growth (2)	2.4%	3.0%	11.2%	10.4%	(6.9)%	(0.8)%
S&P 500 Index growth rate	5.6%	4.8%	11.2%	7.7%	(3.5)%	(5.3)%
West Texas Intermediate Oil Price (US$)	$42	$53	$51	$60	$34	$39

(1)	The remaining forecast period is generally two years.
(2)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

142	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

	Base case		Upside case		Downside case
As at October 31, 2019	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Canadian GDP year-over-year growth (2)	1.5%	1.8%	2.3%	2.5%	0.6%	0.8%
Canadian unemployment rate (2)	6.1%	5.9%	5.5%	5.5%	6.4%	6.5%
Canadian Housing Price Index growth (2)	1.6%	2.2%	4.8%	4.0%	(2.2)%	(0.8)%
S&P 500 Index growth rate	5.0%	4.7%	8.2%	6.6%	(3.7)%	(10.3)%
West Texas Intermediate Oil Price (US$)	$60	$60	$67	$74	$47	$43

(1)	The remaining forecast period is generally two years.
(2)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate expected credit losses reflects our expectations as at October 31, 2020 and October 31, 2019, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our economic forecasts are made in the context of the recovery currently underway from the severe downturn experienced in the second quarter of 2020. The underlying base case projection is characterized by a slow recovery in the first half of 2021, accelerating again thereafter and with the economy returning to the same level of economic activity experienced in the pre-COVID-19 period in 2022. Assumptions concerning the extent of the restrictions imposed by governments to limit the impact of subsequent waves of infection, including travel restrictions, the closure of certain businesses and other physical distancing requirements, and the timing of effective mass vaccinations, are material to these forecasts. The downside case forecast still reflects a recovery from the severe low experienced in the second calendar quarter of 2020, but to a much lower level of sustained economic activity. Meanwhile, the upside scenario continues to reflect a quicker recovery with the pre-pandemic level of activity reached in late 2021.

As at October 31, 2020, the average next 12 months real GDP growth rate in the table above is calculated based on the weighted average of the annualized calendar year 2020 and 2021 real GDP growth rates. This results in the next 12 months real GDP growth rate forecast to be lower than our calendar year 2021 real GDP growth rate forecast because the next 12 months real GDP growth rate is compared in part to a pre-pandemic level of real GDP, and the calendar year 2021 forecast also includes the strong growth rate expected in the fourth calendar quarter of 2021, after a vaccine is anticipated to be available. The relatively high forecasted real GDP growth in the remaining forecast period in the table above, relative to a year ago, is the result of the fact that we are forecasting to recover from relatively low levels of real GDP as shown in the charts below. The graphs below depict the actual and forecasted real GDP levels in Canada and the U.S. on a calendar quarter basis:

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the COVID-19 pandemic. If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $204 million lower than the recognized ECL as at October 31, 2020 (2019: $63 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $938 million higher than the recognized ECL as at October 31, 2020 (2019: $254 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2.

Use of management overlays

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances.

Impact of the COVID-19 pandemic

To address the uncertainties inherent in the current environment, we utilized management overlays with respect to the impact that the COVID-19 pandemic will have on the migration of certain business and government exposures that we believe are the most susceptible to these risks and the resulting measurement of the ECL for those exposures. The mitigating impact of government support measures was considered in the determination of these overlays to the extent not already reflected in our models. In addition, management overlays were applied with respect to the impact of government support and client relief measures on the migration of retail exposures and the resulting measurement of the ECL for those exposures. In

CIBC 2020 ANNUAL REPORT	143

Consolidated financial statements

light of the unprecedented level of government support, the management overlays took into account our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current environment relative to the historical experience in our models.

The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point in time PDs under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the MD&A for details on the CIBC risk categories.

Loans(1)

$ millions, as at October 31				2020				2019
	Stage 1	Stage 2	Stage 3 (2)(3)(4)	Total	Stage 1	Stage 2	Stage 3 (2)(3)(4)	Total
Residential mortgages
– Exceptionally low	$146,139	$2	$–	$146,141	$142,260	$–	$–	$142,260
– Very low	45,678	1,166	–	46,844	37,140	–	–	37,140
– Low	12,491	6,042	–	18,533	17,315	1,010	–	18,325
– Medium	232	4,924	–	5,156	1,207	5,312	–	6,519
– High	–	1,054	–	1,054	11	1,162	–	1,173
– Default	–	–	654	654	–	–	597	597
– Not rated	1,810	818	155	2,783	2,251	233	154	2,638
Gross residential mortgages (5)(6)	206,350	14,006	809	221,165	200,184	7,717	751	208,652
ECL allowance	51	161	151	363	28	43	140	211
Net residential mortgages	206,299	13,845	658	220,802	200,156	7,674	611	208,441
Personal
– Exceptionally low	23,302	–	–	23,302	24,258	–	–	24,258
– Very low	1,618	157	–	1,775	4,321	1,353	–	5,674
– Low	8,662	2,497	–	11,159	4,955	1,582	–	6,537
– Medium	1,265	2,768	–	4,033	3,703	1,611	–	5,314
– High	331	769	–	1,100	302	613	–	915
– Default	–	–	140	140	–	–	164	164
– Not rated	513	159	41	713	720	29	40	789
Gross personal (6)	35,691	6,350	181	42,222	38,259	5,188	204	43,651
ECL allowance	179	540	113	832	160	265	128	553
Net personal	35,512	5,810	68	41,390	38,099	4,923	76	43,098
Credit card
– Exceptionally low	3,285	–	–	3,285	3,015	–	–	3,015
– Very low	1,388	–	–	1,388	1,142	83	–	1,225
– Low	2,340	–	–	2,340	5,619	274	–	5,893
– Medium	1,778	1,973	–	3,751	1,344	565	–	1,909
– High	–	472	–	472	10	538	–	548
– Default	–	–	–	–	–	–	–	–
– Not rated	135	18	–	153	158	7	–	165
Gross credit card	8,926	2,463	–	11,389	11,288	1,467	–	12,755
ECL allowance	125	542	–	667	129	291	–	420
Net credit card	8,801	1,921	–	10,722	11,159	1,176	–	12,335
Business and government
– Investment grade	49,418	1,071	–	50,489	46,800	251	–	47,051
– Non-investment grade	78,302	9,876	–	88,178	80,780	3,443	–	84,223
– Watchlist	416	4,443	–	4,859	374	1,575	–	1,949
– Default	–	–	1,359	1,359	–	–	866	866
– Not rated	218	49	–	267	752	79	45	876
Gross business and government (5)(7)	128,354	15,439	1,359	145,152	128,706	5,348	911	134,965
ECL allowance	380	648	650	1,678	209	146	376	731
Net business and government	127,974	14,791	709	143,474	128,497	5,202	535	134,234
Total net amount of loans	$378,586	$36,367	$1,435	$416,388	$377,911	$18,975	$1,222	$398,108

(1)

The table excludes debt securities measured at FVOCI, for which ECL allowances of $22 million (2019: $23 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $16 million were recognized as at October 31, 2020 (2019: $2 million), $14 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2019: nil). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at October 31, 2020 and October 31, 2019. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $23 million (2019: $25 million), which were included in Other assets on our consolidated balance sheet.
(4)	As at October 31, 2020, 93% (2019: 90%) of stage 3 impaired loans were either fully or partially collateralized.
(5)	Includes $63 million (2019: $60 million) of residential mortgages and $23,291 million (2019: $21,182 million) of business and government loans that are measured at FVTPL.
(6)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(7)	Includes customers’ liability under acceptances of $9,606 million (2019: $9,167 million).

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Consolidated financial statements

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at October 31				2020				2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$124,690	$8	$–	$124,698	$106,696	$120	$–	$106,816
– Very low	6,632	137	–	6,769	7,341	1,126	–	8,467
– Low	8,703	416	–	9,119	10,974	1,357	–	12,331
– Medium	909	692	–	1,601	1,737	752	–	2,489
– High	263	503	–	766	255	495	–	750
– Default	–	–	28	28	–	–	19	19
– Not rated	411	23	–	434	397	32	–	429
Gross retail	141,608	1,779	28	143,415	127,400	3,882	19	131,301
ECL allowance	36	36	–	72	30	55	–	85
Net retail	141,572	1,743	28	143,343	127,370	3,827	19	131,216
Business and government
– Investment grade	89,067	159	–	89,226	78,906	296	–	79,202
– Non-investment grade	55,288	5,103	–	60,391	52,379	1,282	–	53,661
– Watchlist	82	1,678	–	1,760	65	575	–	640
– Default	–	–	129	129	–	–	69	69
– Not rated	795	41	–	836	688	60	–	748
Gross business and government	145,232	6,981	129	152,342	132,038	2,213	69	134,320
ECL allowance	73	35	2	110	30	12	2	44
Net business and government	145,159	6,946	127	152,232	132,008	2,201	67	134,276
Total net undrawn credit facilities and other off-balance sheet exposures	$286,731	$8,689	$155	$295,575	$259,378	$6,028	$86	$265,492

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2020	2019	2018
Interest income	$17,522	$20,697	$17,505
Interest expense	6,478	10,146	7,440
Net interest income	11,044	10,551	10,065
Provision for credit losses	2,489	1,286	870
Net interest income after provision for credit losses	$8,555	$9,265	$9,195

Modified financial assets and client relief programs

CIBC has been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic, including payment deferral options offered on cards, residential mortgages, personal lending products, and business and government loans. As of October 31, 2020, the gross outstanding balance of loans for which CIBC provided payment deferrals was nil for credit cards in Canada (July 31, 2020: less than $10 million; April 30, 2020: $1.8 billion); $2.7 billion for residential mortgages in Canada (July 31, 2020: $33.3 billion; April 30, 2020: $35.5 billion); $0.3 billion for personal loans in Canada (July 31, 2020: $0.8 billion; April 30, 2020: $2.3 billion); $0.3 billion for various consumer loans in the Caribbean (July 31, 2020: $1.4 billion; April 30, 2020: $1.3 billion); and $2.5 billion for business and government loans (July 31, 2020: $6.2 billion; April 30, 2020: $10.0 billion), including $0.5 billion in Canada (July 31, 2020: $2.4 billion; April 30, 2020: $8.6 billion); $0.5 billion in the U.S. (July 31, 2020: $1.6 billion; April 30, 2020: $0.9 billion) and $1.5 billion in the Caribbean (July 31, 2020: $2.2 billion; April 30, 2020: $0.5 billion). Modification gains or losses resulting from client relief programs were not significant.

As part of CIBC’s usual lending business, from time to time we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered.

During the year ended October 31, 2020, loans classified as stage 2 or stage 3 with an amortized cost of $10,498 million (2019: $346 million) were either modified through the granting of a financial concession in response to the borrower having experienced financial difficulties or were subject to the client relief programs in response to COVID-19, in each case before the time of modification or deferral. In addition, the gross carrying amount of previously modified or deferred stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2020 was $5,287 million (2019: $15 million).

CIBC 2020 ANNUAL REPORT	145

Consolidated financial statements

Note 7	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of credit enhancements. We hold all of the outstanding ABS.

Credit card securitization trusts

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II), which purchases a proportionate share of credit card receivables on certain credit card accounts, with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2020, $1.7 billion of credit card receivable assets with a fair value of $1.7 billion (2019: $2.9 billion with a fair value of $2.9 billion) supported associated funding liabilities of $1.7 billion with a fair value of $1.7 billion (2019: $2.9 billion with a fair value of $2.9 billion).

Covered bond guarantor

Under the Legislative Covered Bond Programme, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership (the Guarantor LP). The Guarantor LP holds interest and title to these transferred mortgages and serves to guarantee payment of principal and interest to bondholders. The covered bond liabilities are on-balance sheet obligations that are fully collateralized by the mortgage assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency.

As at October 31, 2020, our Legislative Covered Bond Programme had outstanding covered bond liabilities of $19.6 billion with a fair value of $19.7 billion (2019: $18.9 billion with a fair value of $19.0 billion).

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2020, the total assets and non-controlling interests in consolidated CIBC-managed investment funds were $7 million and $3 million, respectively (2019: $23 million and $15 million, respectively). Non-controlling interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.

Community-based tax-advantaged investments

We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2020, the program had outstanding loans of $75 million (2019: $55 million).

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may also obtain credit enhancement from third-party providers. As at October 31, 2020, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.5 billion and $8.4 billion, respectively (2019: $0.5 billion and $7.1 billion, respectively).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market-making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

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Consolidated financial statements

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 17 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2020, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $125.2 billion (2019: $122.7 billion).

CIBC structured collateralized debt obligation (CDO) vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We previously curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2020, the assets in the CIBC structured CDO vehicles have a total principal amount of $214 million (2019: $232 million).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading, which earned us a spread on matching positions.

Community Reinvestment Act investments

We hold debt and equity investments in limited liability entities to further our U.S. Community Reinvestment Act initiatives with a carrying value of $328 million (2019: $279 million). These entities invest in qualifying community development projects, including affordable housing projects that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2020, the total assets of these limited liability entities were $5.2 billion (2019: $4.8 billion).

CIBC 2020 ANNUAL REPORT	147

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2020	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Structured vehicles run-off (1)	Other (2)
On-balance sheet assets at carrying value (3)
Securities	$12		$1,770	$3	$328
Loans	95		1,790	–	–
Investments in equity-accounted associates and joint ventures	–		–	–	12
	$107		$3,560	$3	$340
October 31, 2019	$113		$3,345	$3	$332
On-balance sheet liabilities at carrying value (3)
Deposits	$–		$–	$–	$303
Derivatives (4)	–		–	107	–
	$–		$–	$107	$303
October 31, 2019	$–		$–	$112	$302
Maximum exposure to loss, net of hedges
Investments and loans	$107		$3,560	$3	$340
Notional of written derivatives, less fair value losses	–		–	23	–
Liquidity, credit facilities and commitments	8,390	(5)	2,880	13	140
Less: hedges of investments, loans and written derivatives exposure	–		–	(27)	–
	$8,497		$6,440	$12	$480
October 31, 2019	$7,250		$5,703	$13	$418

(1)	Includes CIBC structured CDO vehicles and third-party structured vehicles.
(2)	Includes pass-through investment structures, CIBC Capital Trust, and CIBC-managed investment funds and Community Reinvestment Act-related investment vehicles.
(3)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(4)

Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal client facilitation.

(5)

Excludes an additional $2.1 billion (2019: $1.6 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $12 million (2019: $26 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program.

The sale of mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

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Consolidated financial statements

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$17,550	$17,726	$16,245	$16,264
Securities held by counterparties as collateral under repurchase agreements (2)	36,720	36,720	15,663	15,663
Securities lent for cash collateral (2)	13	13	45	45
Securities lent for securities collateral (2)	20,226	20,226	21,789	21,789
	$74,509	$74,685	$53,742	$53,761
Associated liabilities (3)	$75,853	$76,080	$54,591	$54,734

(1)

Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $1,148 million (2019: $738 million) have been applied to reduce these balances.

(2)

Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.

(3)	Includes the obligation to return off-balance sheet securities collateral on securities lent and fair value hedge basis adjustments.

Note 8	Property and equipment

$ millions, as at or for the year ended October 31		Right-of- use assets (1)	Land and buildings	Computer equipment	Office furniture, equipment and other (2)	Leasehold improvements	Total
2020	Cost
	Balance at beginning of year	n/a	$1,383	$1,043	$1,013	$1,204	$4,643
	Impact of adopting IFRS 16 (3)	1,733	(715)	–	–	–	1,018
	Additions (4)	115	17	117	142	36	427
	Disposals (5)	(64)	(6)	(53)	(29)	(65)	(217)
	Adjustments (6)	6	2	2	3	3	16
	Balance at end of year	$1,790	$681	$1,109	$1,129	$1,178	$5,887
2019	Balance at end of year	n/a	$1,383	$1,043	$1,013	$1,204	$4,643
2020	Accumulated depreciation
	Balance at beginning of year	n/a	$669	$819	$521	$821	$2,830
	Impact of adopting IFRS 16	54	(376)	–	–	–	(322)
	Depreciation (5)	280	13	102	50	72	517
	Disposals (5)	(18)	(2)	(53)	(18)	(46)	(137)
	Adjustments (5)	–	1	1	–	–	2
	Balance at end of year	$316	$305	$869	$553	$847	$2,890
2019	Balance at end of year	n/a	$669	$819	$521	$821	$2,830
	Net book value
	As at October 31, 2020	$1,474	$376	$240	$576	$331	$2,997
	As at October 31, 2019	n/a	$714	$224	$492	$383	$1,813

(1)	Includes right-of-use assets with a net book value of $49 million as at November 1, 2019 that are rented out through operating sublease arrangements.
(2)	Includes $306 million (2019: $173 million) of work-in-progress not subject to depreciation.
(3)	Includes $103 million related to leases that were previously classified as finance leases under IAS 17.
(4)	Includes impact of lease modifications.
(5)	Includes write-offs for properties that were vacated in the fourth quarter of 2020, and write-offs of fully depreciated assets.
(6)	Includes foreign currency translation adjustments.
n/a	Not applicable.

Cost of net additions and disposals during the year was: Canadian Personal and Business Banking net additions of $860 million (2019: net additions of $3 million); Canadian Commercial Banking and Wealth Management net additions of nil (2019: net additions of $3 million); U.S. Commercial Banking and Wealth Management net additions of $219 million (2019: net additions of $27 million); Capital Markets net additions of $166 million (2019: net additions of $1 million); and Corporate and Other net disposals of $17 million (2019: net disposals of $11 million).

CIBC 2020 ANNUAL REPORT	149

Consolidated financial statements

Transition to IFRS 16 “Leases”

CIBC adopted IFRS 16 as at November 1, 2019 in place of prior guidance, IAS 17 “Leases” (IAS 17). For lessees, the new standard required on-balance sheet recognition for most leases that were considered operating leases under IAS 17, which resulted in the gross-up of the balance sheet through the recognition of a right-of-use asset and a corresponding liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability replaced the operating lease expense. Accounting for leases by lessors remains mostly unchanged from IAS 17; however, intermediate lessors are required to reassess subleases by reference to the right-of-use asset arising from the head lease which could result in on-balance sheet recognition for certain subleases previously classified as operating subleases. The application of IFRS 16 mainly applied to our office and banking centre leases, as well as certain subleases previously classified as operating subleases.

We applied IFRS 16 using the modified retrospective approach, without restatement of comparative periods. As at November 1, 2019, the adoption of IFRS 16 resulted in the recognition of approximately $1.7 billion of lease liabilities and $1.6 billion of right-of-use assets. The amount of the right-of-use assets recognized was determined based on the amount of the lease liabilities less the existing deferred rent liabilities as at October 31, 2019. Furthermore, the reassessment of certain subleases related to a previously recognized finance lease property, a portion of which is rented out and considered investment property, resulted in an increase in net assets as a result of the recognition of additional sublease-related assets, net of the derecognition of amounts related to the corresponding head lease. The after-tax impact to retained earnings as a result of adopting IFRS 16 was an increase of $0.1 billion.

In addition, the following permitted recognition exemptions and practical expedients have been applied:

•

A single discount rate curve has been applied to portfolios of leases with reasonably similar characteristics at the date of application. The weighted average incremental borrowing rate applied on our existing lease portfolio was 2.31%.

•	In contracts where we are the lessee, we have not reassessed contracts that were identified as finance leases under the previous accounting standard (IAS 17).
•	We have elected to exclude leases of assets considered as low value and short-term leases with a remaining term of less than 12 months.
•

We have applied the onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review of our right-of-use assets as at November 1, 2019. Where an onerous lease provision was recorded on a lease, the right-of-use asset has been reduced by the amount of that provision on transition and no further impairment review was performed.

•

We have elected not to separate lease and non-lease components of a lease contract when calculating the lease liability and corresponding right-of-use asset for certain classes of assets. Non-lease components may consist of, but are not limited to, common area maintenance expenses and utility charges. Other occupancy costs not within the scope of IFRS 16 will continue to be recorded as operating expenses.

The following table reconciles the operating lease commitments as at October 31, 2019 disclosed under IAS 17 to the opening lease liabilities under IFRS 16 as at the initial date of application, November 1, 2019.

$ millions
Operating lease commitments as at October 31, 2019	$5,547
Less: Operating and tax expenses related to the lease commitments	(2,477)
Less: Impact of future lease commitments not yet commenced (1)	(1,434)
Adjustments as a result of renewal and termination assumptions	306
Impact of discounting	(230)
Lease liability recognized as at November 1, 2019	$1,712
(1)	Mainly related to CIBC Square lease commitments that are expected to commence in 2021.

Note 9	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, as at or for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Other	Total
2020	Balance at beginning of year	$278	$884	$4,084	$203	$5,449
	Impairment	(248)	–	–	–	(248)
	Foreign currency translation adjustments	5	–	47	–	52
	Balance at end of year	$35	$884	$4,131	$203	$5,253
2019	Balance at beginning of year	$413	$884	$4,078	$189	$5,564
	Acquisitions	–	–	4	14	18
	Impairment	(135)	–	–	–	(135)
	Foreign currency translation adjustments	–	–	2	–	2
	Balance at end of year	$278	$884	$4,084	$203	$5,449

150	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC acquired a controlling interest in CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate and investment banking, retail and business banking, and wealth management. CIBC FirstCaribbean, which has assets of approximately US$12 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados and Trinidad & Tobago. The results of CIBC FirstCaribbean, including goodwill impairment charges thereon, are included in Corporate and Other.

On November 8, 2019 and as discussed in Note 4, we announced that we had entered into a definitive agreement to sell 66.73% of CIBC FirstCaribbean’s outstanding shares to GNB Financial Group Limited (GNB). As a result of the valuation implied from the definitive agreement with GNB, we recognized a goodwill impairment charge of $135 million in the fourth quarter of 2019. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020, subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the COVID-19 pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting is no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the COVID-19 pandemic and led to the recognition of an additional goodwill impairment charge of $220 million. Estimation of the recoverable amount is based on fair value less costs to sell, and is an area of significant judgment. The fair value measurement is categorized within level 3 of the fair value hierarchy as it includes certain unobservable inputs. Reductions in the estimated recoverable amount could arise from various factors, including changes in the impact of the COVID 19 pandemic and other market conditions.

See Note 4 for additional details.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 7.9 to 13.7 as at August 1, 2020 (August 1, 2019: 8.0 to 10.9).

We have determined that the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount as at August 1, 2020. As a result, no impairment charge was recognized during 2020.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

U.S. Commercial Banking and Wealth Management

The recoverable amount of the U.S. Commercial Banking and Wealth Management CGU (including The PrivateBank and Geneva Advisors) is based on a value in use calculation that is estimated using a ten-year cash flow projection, to reflect a recovery to more normal levels of economic growth following the COVID-19 pandemic. The cash flows projections are based on the financial plans approved by management, and an estimate of the capital required to be maintained to support ongoing operations. The determination of the medium- and long-term forecasted earnings requires the exercise of judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic. Implicit in our economic outlook is the assumption that the manner in which governments respond to the second and subsequent waves of the virus, and the dissemination of an effective mass-produced vaccine, will allow the U.S. economy to continue to recover during 2021, with the economy returning to pre-COVID levels of economic activity in 2022 and pre-COVID levels of unemployment in 2023.

We have determined that for the impairment testing performed as at August 1, 2020, the estimated recoverable amount of the U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2020.

A terminal growth rate of 4.0% as at August 1, 2020 (August 1, 2019: 3.5%) was applied to the years after the ten-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 10.2% as at August 1, 2020 (12.4% pre-tax) which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management (we used an after-tax rate of 9.0% as at August 1, 2019). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. The recoverable amounts is estimated using an internally developed model which requires the use of significant assumptions including forecasted earnings, a discount rate, a terminal growth rate and forecasted regulatory capital requirements. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rate either in isolation or in any combination thereof.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2020, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $5,253 million (2019: $5,449 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2019: $954 million), Corporate and Other of $98 million (2019: $327 million), U.S. Commercial Banking and Wealth Management of $4,131 million (2019: $4,084 million), Capital Markets of $63 million (2019: $77 million), and Canadian Personal and Business Banking of $7 million (2019: $7 million).

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Consolidated financial statements

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2020	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	–	–
	Balance at end of year	$116	$26	$142
2019	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	–	–
	Balance at end of year	$116	$26	$142

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2020	Gross carrying amount
	Balance at beginning of year	$3,052	$611	$38	$322	$4,023
	Additions	481	–	–	–	481
	Disposals (5)	(28)	–	–	(69)	(97)
	Adjustments (6)	3	8	(16)	4	(1)
	Balance at end of year	$3,508	$619	$22	$257	$4,406
2019	Balance at end of year	$3,052	$611	$38	$322	$4,023
2020	Accumulated amortization
	Balance at beginning of year	$1,631	$389	$11	$165	$2,196
	Amortization and impairment (5)	371	64	5	36	476
	Disposals (5)	(20)	–	–	(68)	(88)
	Adjustments (6)	1	4	(4)	2	3
	Balance at end of year	$1,983	$457	$12	$135	$2,587
2019	Balance at end of year	$1,631	$389	$11	$165	$2,196
	Net book value
	As at October 31, 2020	$1,525	$162	$10	$122	$1,819
	As at October 31, 2019	$1,421	$222	$27	$157	$1,827

(1)	Includes $620 million (2019: $515 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the acquisitions of CIBC FirstCaribbean and The PrivateBank.
(3)	Represents a combination of management contracts purchased as part of past acquisitions including The PrivateBank and Geneva Advisors in 2017, as well as LGA and Cleary Gull in 2019.
(4)	Represents customer relationships associated with past acquisitions including The PrivateBank and Geneva Advisors in 2017, and LGA in 2019.
(5)	Includes write-offs of fully amortized assets.
(6)

Includes foreign currency translation adjustments and reclassification of certain contract-based assets to right-of-use assets in Property and equipment as a result of our adoption of IFRS 16 on November 1, 2019.

Net additions and disposals of gross carrying amount during the year were: Canadian Personal and Business Banking net additions of $1 million (2019: net disposals of $12 million); Canadian Commercial Banking and Wealth Management net disposals of nil (2019: net disposals of nil); U.S. Commercial Banking and Wealth Management net disposals of $8 million (2019: net additions of $10 million); Capital Markets net disposals of nil (2019: net disposals of $1 million); and Corporate and Other net additions of $459 million (2019: net additions of $81 million).

Note 10	Other assets

$ millions, as at October 31	2020	2019
Accrued interest receivable	$1,317	$1,414
Defined benefit asset (Note 19)	247	175
Precious metals (1)	2,731	1,815
Brokers’ client accounts	9,153	5,471
Current tax receivable	2,201	3,542
Other prepayments	557	745
Derivative collateral receivable	4,950	6,185
Accounts receivable	519	759
Other (2)	1,533	717
	$23,208	$20,823

(1)	Includes gold and silver bullion that are measured at fair value using unadjusted market prices quoted in active markets.
(2)

Includes investments in subleases of $749 million as at October 31, 2020, related to certain subleases we have re-assessed as finance subleases as part of the adoption of IFRS 16. For the year ended October 31, 2020, finance income related to our investment in sublease was $53 million. Future lease payments receivable are $506 million over the next five years, and $838 million thereafter until expiry of the subleases.

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Consolidated financial statements

Note 11	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	2020 Total	2019 Total
Personal	$13,704	$132,152	$56,296	$202,152	$178,091
Business and government (7)	85,604	82,477	143,345	311,426	257,502
Bank	6,837	126	10,048	17,011	11,224
Secured borrowings (8)	–	–	40,151	40,151	38,895
	$106,145	$214,755	$249,840	$570,740	$485,712
Comprises:
Held at amortized cost				$557,321	$475,254
Designated at fair value				13,419	10,458
				$570,740	$485,712
Total deposits include (9):
Non-interest-bearing deposits
Canada				$71,122	$51,880
U.S.				13,833	7,876
Other international				5,798	4,647
Interest-bearing deposits
Canada				389,439	344,756
U.S.				66,399	56,844
Other international				24,149	19,709
				$570,740	$485,712

(1)	Includes deposits of $185.2 billion (2019: $152.8 billion) denominated in U.S. dollars and deposits of $30.2 billion (2019: $30.0 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $3,063 million (2019: $2,930 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $19,925 million (2019: $8,986 million) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada). These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $303 million (2019: $302 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 12	Other liabilities

$ millions, as at October 31	2020	2019
Accrued interest payable	$1,200	$1,438
Defined benefit liability (Note 19)	676	737
Gold and silver certificates	133	114
Brokers’ client accounts	5,303	4,940
Derivative collateral payable	4,772	3,823
Negotiable instruments	1,110	991
Accrued employee compensation and benefits	2,174	2,281
Accounts payable and accrued expenses	2,153	2,062
Other (1)	4,613	2,645
	$22,134	$19,031

(1)

Includes the carrying value of our lease liabilities, which was $1,866 million as at October 31, 2020, relating to our adoption of IFRS 16 in the current year. See Note 8 for additional details on the IFRS 16 transition. The carrying value includes $302 million related to leases that were previously classified as finance leases under IAS 17. The undiscounted cash flows related to the contractual maturity of our lease liabilities is $354 million for the period less than 1 year, $1,111 million between years 1-5, and $706 million thereafter until expiry of the leases. During the year ended October 31, 2020, interest expense on lease liabilities was $60 million.

Note 13	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2020		2019
	Assets	Liabilities	Assets	Liabilities
Trading (Note 3)	$31,356	$29,392	$22,738	$23,799
ALM (Note 3) (1)	1,374	1,116	1,157	1,314
	$32,730	$30,508	$23,895	$25,113

(1)	Comprised of derivatives that qualify for hedge accounting under IAS 39 and derivatives used for economic hedges.

CIBC 2020 ANNUAL REPORT	153

Consolidated financial statements

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions, which consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

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Consolidated financial statements

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2020			2019
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM (1)	Trading		ALM (1)
Interest rate derivatives
Over-the-counter
Forward rate agreements	$10,175	$3,444	$–	$13,619	$10,593	$3,026	$8,591		$2,480
Centrally cleared forward rate agreements	146,823	2,605	–	149,428	149,428	–	320,118		–
Swap contracts	72,315	138,145	83,576	294,036	264,184	29,852	275,418		40,177
Centrally cleared swap contracts	1,227,733	1,537,632	520,617	3,285,982	2,840,793	445,189	2,780,206		355,846
Purchased options	5,200	4,622	1,120	10,942	9,188	1,754	12,883		2,358
Written options	3,957	4,914	1,265	10,136	9,370	766	14,670		1,011
	1,466,203	1,691,362	606,578	3,764,143	3,283,556	480,587	3,411,886		401,872
Exchange-traded
Futures contracts	185,639	84,020	11	269,670	269,670	–	136,627		2,266
Purchased options	3,059	1	–	3,060	3,060	–	14,616		–
Written options	5,059	1	–	5,060	5,060	–	5,758		–
	193,757	84,022	11	277,790	277,790	–	157,001		2,266
Total interest rate derivatives	1,659,960	1,775,384	606,589	4,041,933	3,561,346	480,587	3,568,887		404,138
Foreign exchange derivatives
Over-the-counter
Forward contracts	1,058,942	18,898	2,334	1,080,174	1,071,423	8,751	892,117		12,840
Swap contracts	117,017	266,263	145,735	529,015	486,689	42,326	398,262		45,510
Purchased options	16,857	2,102	49	19,008	19,008	–	19,285		–
Written options	20,792	1,877	14	22,683	22,229	454	23,947		–
	1,213,608	289,140	148,132	1,650,880	1,599,349	51,531	1,333,611		58,350
Exchange-traded
Futures contracts	3	–	–	3	3	–	26		–
Total foreign exchange derivatives	1,213,611	289,140	148,132	1,650,883	1,599,352	51,531	1,333,637		58,350
Credit derivatives
Over-the-counter
Credit default swap contracts – protection purchased	16	925	995	1,936	1,907	29	940		102
Centrally cleared credit default swap contracts – protection purchased	58	835	1,691	2,584	2,424	160	973		158
Credit default swap contracts – protection sold	41	362	220	623	614	9	328		50
Centrally cleared credit default swap contracts – protection sold	–	819	490	1,309	1,309	–	181		–
Total credit derivatives	115	2,941	3,396	6,452	6,254	198	2,422		310
Equity derivatives
Over-the-counter	66,888	24,081	810	91,779	86,865	4,914	85,310	(2)	3,347
Exchange-traded	69,675	19,807	342	89,824	89,824	–	89,529		–
Total equity derivatives	136,563	43,888	1,152	181,603	176,689	4,914	174,839		3,347
Precious metal derivatives
Over-the-counter	9,263	418	–	9,681	9,681	–	9,814		–
Exchange-traded	524	–	–	524	524	–	3,235		–
Total precious metal derivatives	9,787	418	–	10,205	10,205	–	13,049		–
Other commodity derivatives
Over-the-counter	13,999	19,309	842	34,150	34,142	8	36,819		–
Centrally cleared commodity derivatives	41	14	–	55	55	–	102		–
Exchange-traded	12,411	6,008	281	18,700	18,700	–	23,086		–
Total other commodity derivatives	26,451	25,331	1,123	52,905	52,897	8	60,007		–
Total notional amount of which:	$3,046,487	$2,137,102	$760,392	$5,943,981	$5,406,743	$537,238	$5,152,841		$466,145
Over-the-counter (3)	2,770,117	2,027,265	759,758	5,557,140	5,019,902	537,238	4,879,964		463,879
Exchange-traded	276,370	109,837	634	386,841	386,841	–	272,877		2,266

(1)	ALM: asset/liability management.
(2)	Restated from amount previously presented.
(3)

For OTC derivatives that are not centrally cleared, $1,984.6 billion (2019: $1,596.7 billion) are with counterparties that have two-way collateral posting arrangements, $44.9 billion (2019: $94.2 billion) are with counterparties that have one-way collateral posting arrangements, and $88.3 billion (2019: $184.8 billion) are with counterparties that have no collateral posting arrangements. Counterparties with whom we have more than insignificant OTC derivative portfolios and one-way collateral posting arrangements are either sovereign entities or supra national financial institutions.

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Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives are financial instruments where valuation is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices or indices. Changes in value as a result of the aforementioned risk factors are referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC’s risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction.

We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure. We establish counterparty credit limits and limits for CCP exposures based on a counterparty’s creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.).

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

The following table summarizes our credit exposure arising from derivatives, which includes the current replacement cost, credit equivalent amount and risk-weighted amount.

In the second quarter of 2020, we adopted the Internal Model Method (IMM) for the determination of the EAD amount for most of our derivatives portfolios. The EAD amount is based on effective expected positive exposure (EEPE) which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. It is calculated as EEPE multiplied by the prescribed alpha factor of 1.4 and is reduced by CVA losses. The EAD amount is then multiplied by counterparty risk variables to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

From the first quarter of 2019 to the second quarter of 2020, the Standardized Approach for Counterparty Credit Risk (SA-CCR) was used in calculating the replacement cost, EAD amount and risk-weighted assets. The current replacement cost was the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument was dependent upon its terms relative to prevailing market prices. Replacement cost included the impact of certain collateral amounts and the impact of master netting agreements. The EAD amount was calculated as the sum of replacement cost and the potential future exposure, multiplied by an alpha of 1.4, and was reduced by CVA losses. The potential future exposure was an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. Similar to IMM, the EAD amount was then multiplied by counterparty risk variables to arrive at the risk-weighted amount.

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$ millions, as at October 31					2020 (1)					2019
	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$–	$16	$16	$135	$12	$–	$13	$13	$69	$9
Swap contracts	3,974	237	4,211	6,744	2,705	2,503	155	2,658	7,140	2,507
Purchased options (4)	17	6	23	35	26	11	–	11	56	38
Written options (4)	9	–	9	5	2	6	–	6	31	29
	4,000	259	4,259	6,919	2,745	2,520	168	2,688	7,296	2,583
Exchange-traded	–	–	–	309	9	4	–	4	192	5
	4,000	259	4,259	7,228	2,754	2,524	168	2,692	7,488	2,588
Foreign exchange derivatives
Over-the-counter
Forward contracts	851	364	1,215	4,974	1,423	939	4	943	7,136	1,737
Swap contracts	358	481	839	2,324	700	735	4	739	3,546	687
Purchased options (4)	116	1	117	182	65	71	–	71	365	119
Written options (4)	47	–	47	44	20	13	–	13	106	24
	1,372	846	2,218	7,524	2,208	1,758	8	1,766	11,153	2,567
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	7	9	16	144	21	2	1	3	25	7
– protection sold	10	–	10	13	6	–	–	–	2	2
	17	9	26	157	27	2	1	3	27	9
Equity derivatives
Over-the-counter	275	55	330	3,100	658	265	5	270	4,832	1,018
Exchange-traded	579	–	579	3,929	120	682	–	682	3,593	103
	854	55	909	7,029	778	947	5	952	8,425	1,121
Precious metal derivatives
Over-the-counter	58	–	58	136	55	51	–	51	332	115
Exchange-traded	–	–	–	20	1	4	–	4	171	7
	58	–	58	156	56	55	–	55	503	122
Other commodity derivatives
Over-the-counter	1,293	25	1,318	2,365	866	697	62	759	3,928	1,195
Exchange-traded	3	–	3	1,291	52	9	–	9	1,200	48
	1,296	25	1,321	3,656	918	706	62	768	5,128	1,243
RWA related to non-trade exposures to central counterparties					213					245
RWA related to CVA charge					7,202					6,990
Total derivatives	7,597	1,194	8,791	25,750	14,156	5,992	244	6,236	32,724	14,885

(1)

Effective in the second quarter of 2020, we adopted the IMM approach for CCR for qualifying derivative transactions which impacted the calculation of EAD and risk-weighted assets (RWA). Some derivatives are not eligible for IMM and remain under SA-CCR. Comparative amounts presented have not been restated.

(2)	Current replacement cost reflects the current mark-to-market (MTM) value of derivatives offset by eligible financial collateral, where present.
(3)

Under IMM, effective expected positive exposure (EEPE) is used, which computes through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. The EAD is calculated as EEPE multiplied by the prescribed alpha factor of 1.4. The EAD under SA-CCR is calculated as the sum of replacement cost and potential future exposure, multiplied by the prescribed alpha factor of 1.4.

(4)	Prior year amounts have been reclassified to conform to the presentation adopted in the current year.

The following table presents the current replacement cost of derivatives by geographic region based on the location of the derivative counterparty:

$ millions, as at October 31				2020				2019
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
Derivative instruments
By counterparty type
Financial institutions	$921	$949	$1,156	$3,026	$534	$1,063	$549	$2,146
Governments	982	–	4	986	891	–	8	899
Corporate	1,823	1,774	1,182	4,779	951	1,017	1,223	3,191
Total derivative instruments	$3,726	$2,723	$2,342	$8,791	$2,376	$2,080	$1,780	$6,236

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Consolidated financial statements

Note 14	Designated accounting hedges

Hedge accounting

We apply hedge accounting as part of managing the market risk of certain non-trading portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. See the shaded sections in “Non-trading activities” in the MD&A for further information on our risk management strategy for these risks. See Note 13 for further information on the derivatives used by CIBC.

Interest rate risk

The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.

Foreign currency risk

For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.

For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps. We also use foreign exchange forwards and synthetic forwards created from interest rate swaps to hedge certain foreign currency contractual expenses.

For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.

Equity price risk

We use cash-settled total return swaps in designated cash flow hedge relationships to hedge changes in CIBC’s share price in respect of certain cash-settled share-based compensation awards. Note 18 provides details on our cash-settled share-based compensation plans.

For the hedge relationships above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:

•	Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
•

Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of OIS and CVA to the valuation of derivatives when they are applicable.

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Designated hedging instruments

The following table provides a summary of financial instruments designated as hedging instruments:

		Notional amount of the hedging instrument (1)(2)	Maturity range			Fair value of the hedging derivatives		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
$ millions, as at October 31			Less than 1 year	1-5 years	Over 5 years	Assets	Liabilities
2020	Cash flow hedges
	Foreign exchange risk
	Foreign exchange forwards	$–	$–	$–	$–	$–	$–	$–
	Cross-currency interest rate swaps	7,329	3,692	3,637	–	134	161	43
	Interest rate risk
	Interest rate swaps	15,104	6,085	9,019	–	13	–	320
	Equity share price risk
	Equity swaps	1,171	1,012	159	–	5	23	(131)
		$23,604	$10,789	$12,815	$–	$152	$184	$232
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$247	$247	$–	$–	$–	$–	$(2)
	Deposits (3)	20,409	20,409	–	–	n/a	n/a	(154)
		$20,656	$20,656	$–	$–	$–	$–	$(156)
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$205,518	$61,911	$126,570	$17,037	$170	$194	$(815)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	34,329	2,185	26,689	5,455	795	486	(26)
	Interest rate swaps	17,025	–	14,311	2,714	–	5	66
		$256,872	$64,096	$167,570	$25,206	$965	$685	$(775)
		$301,132	$95,541	$180,385	$25,206	$1,117	$869	$(699)
2019	Cash flow hedges
	Foreign exchange risk
	Foreign exchange forwards	$17	$17	$–	$–	$–	$–	$(7)
	Cross-currency interest rate swaps	6,619	859	5,760	–	104	177	(168)
	Interest rate risk
	Interest rate swaps	18,180	3,122	15,058	–	4	–	193
	Equity share price risk
	Equity swaps	1,203	1,030	173	–	93	–	(1)
		$26,019	$5,028	$20,991	$–	$201	$177	$17
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$598	$598	$–	$–	$7	$2	$–
	Deposits (3)	17,616	17,616	–	–	n/a	n/a	6
		$18,214	$18,214	$–	$–	$7	$2	$6
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$194,398	$63,723	$114,455	$16,220	$291	$219	$(276)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	34,627	7,226	20,597	6,804	339	682	41
	Interest rate swaps	16,477	2,937	10,158	3,382	155	–	142
		$245,502	$73,886	$145,210	$26,406	$785	$901	$(93)
		$289,735	$97,128	$166,201	$26,406	$993	$1,080	$(70)

(1)

For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures; therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.

(2)

As at October 31, 2020, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR and GBP LIBOR, with a maturity date beyond December 31, 2021, was $59 billion. See “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” in Note 1 for details.

(3)	Notional amount represents the principal amount of deposits as at October 31, 2020 and October 31, 2019.
n/a	Not applicable.

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Consolidated financial statements

The following table provides the average rate or price of the hedging derivatives:

As at October 31			Average exchange rate (1)		Average fixed interest rate (1)	Average share price
2020	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.97		n/a	n/a
		EUR – CAD	1.51		n/a	n/a
		GBP – CAD	1.68
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.60%	n/a
			n/a	USD	1.65%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$105.11
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.93		n/a	n/a
		HKD – CAD	0.17		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.52%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.41		0.12%	n/a
		GBP – CAD	1.65		1.06%	n/a
		USD – CAD	1.36		1.69%	n/a
	Interest rate swaps		n/a	CHF	(0.41)%	n/a
			n/a	EUR	0.00%	n/a
			n/a	GBP	0.71%	n/a
2019	Cash flow hedges
	Foreign exchange risk
	Foreign exchange forwards	USD – CAD	1.32		n/a	n/a
	Cross-currency interest rate swaps	AUD – CAD	0.99		n/a	n/a
		EUR – CAD	1.51		n/a	n/a
		GBP – CAD	1.66		n/a	n/a
		USD – CAD	1.32		n/a	n/a
	Interest rate risk
	Interest rate swaps		n/a	CAD	2.10%	n/a
			n/a	USD	1.62%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$108.59
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.90		n/a	n/a
		HKD – CAD	0.17		n/a	n/a
		USD – CAD	1.31		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.93%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.30		0.12%	n/a
		GBP – CAD	1.65		1.06%	n/a
		USD – CAD	1.32		1.61%	n/a
	Interest rate swaps		n/a	EUR	0.08%	n/a
			n/a	GBP	0.71%	n/a

(1)	Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
n/a	Not applicable.

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Designated hedged items

The following table provides information on designated hedged items:

		Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item		Gains (losses) on change in fair value used for calculating hedge ineffectiveness
$ millions, as at or for the year ended October 31		Assets	Liabilities	Assets	Liabilities
2020	Cash flow hedges (1)
	Foreign exchange risk
	Forecasted expenses	n/a	n/a	n/a	n/a	$–
	Deposits	$–	$3,132	n/a	n/a	(44)
	Interest rate risk
	Loans	15,092	–	n/a	n/a	(320)
	Equity share price risk
	Share-based payment	–	1,061	n/a	n/a	131
		$15,092	$4,193	n/a	n/a	$(233)
	NIFO hedges	$20,656	$–	n/a	n/a	$156
	Fair value hedges (2)
	Interest rate risk
	Securities	$33,319	$–	$1,347	$–	$783
	Loans	62,171	–	1,005	–	1,161
	Deposits	–	90,597	–	1,466	(1,019)
	Subordinated indebtedness	–	4,632	–	202	(113)
	Foreign exchange / interest rate risk
	Loans	5	–	–	–	–
	Deposits	–	17,331	–	81	(35)
		$95,495	$112,560	$2,352	$1,749	$777
2019	Cash flow hedges (1)
	Foreign exchange risk
	Forecasted expenses	n/a	n/a	n/a	n/a	$7
	Deposits	$–	$2,860	n/a	n/a	168
	Interest rate risk
	Loans	18,169	–	n/a	n/a	(193)
	Equity share price risk
	Share-based payment	–	1,169	n/a	n/a	1
		$18,169	$4,029	n/a	n/a	$(17)
	NIFO hedges	$18,214	$–	n/a	n/a	$(6)
	Fair value hedges (2)
	Interest rate risk
	Securities	$25,763	$–	$633	$–	$1,013
	Loans	62,987	–	132	–	1,151
	Deposits	–	84,173	–	533	(1,750)
	Subordinated indebtedness	–	3,761	–	89	(137)
	Foreign exchange / interest rate risk
	Loans	6	–	–	–	–
	Deposits	–	17,222	–	57	(180)
		$88,756	$105,156	$765	$679	$97

(1)	As at October 31, 2020, the amount remaining in AOCI related to discontinued cash flow hedges was $134 million (2019: immaterial).
(2)

As at October 31, 2020, the accumulated fair value hedge net asset adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $75 million (2019: net liability of $112 million).

n/a	Not applicable.

Hedge accounting gains (losses) in the consolidated statement of comprehensive income

$ millions, for the year ended October 31		Beginning balance of AOCI – hedge reserve (after-tax)	Change in the value of the hedging instrument recognized in OCI (before-tax)	Amount reclassified from accumulated OCI to income (before-tax) (1)	Tax benefit (expense)	Ending balance of AOCI hedge reserve (after-tax)	Hedge ineffectiveness gains (losses) recognized in income
2020	Cash flow hedges
	Foreign exchange risk	$(2)	$4	$(4)	$–	$(2)	$(2)
	Interest rate risk	98	320	(74)	(65)	279	–
	Equity share price risk	17	(131)	104	7	(3)	–
		$113	$193	$26	$(58)	$274	$(2)
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,139)	$(156)	$–	$(46)	$(1,341)	$–
2019	Cash flow hedges
	Foreign exchange risk	$5	$(1)	$(8)	$2	$(2)	$–
	Interest rate risk	(45)	188	6	(51)	98	–
	Equity share price risk	22	(1)	(6)	2	17	–
		$(18)	$186	$(8)	$(47)	$113	$–
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,129)	$6	$–	$(16)	$(1,139)	$–

(1)

During the year ended October 31, 2020, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was immaterial (2019: immaterial).

CIBC 2020 ANNUAL REPORT	161

Consolidated financial statements

Hedge accounting gains (losses) in the consolidated statement of income

$ millions, for the year ended October 31		Gains (losses) on the hedging instruments	Gains (losses) on the hedged items attributable to hedged risk	Hedge ineffectiveness gains (losses) recognized in income
2020	Fair value hedges
	Interest rate risk	$(815)	$812	$(3)
	Foreign exchange / interest rate risk	40	(35)	5
		$(775)	$777	$2
2019	Fair value hedges
	Interest rate risk	$(276)	$277	$1
	Foreign exchange / interest rate risk	183	(180)	3
		$(93)	$97	$4

Note 15	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31									2020		2019
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par	Denominated in foreign currency		Par value	Carrying value (2)	Par value	Carrying value (2)
5.75	(3)	July 11, 2024	(4)			TT$175 million		$35	$35	$34	$34
3.42	(5)(6)	January 26, 2026			January 26, 2021			1,000	1,001	1,000	991
3.45	(5)(7)	April 4, 2028			April 4, 2023			1,500	1,568	1,500	1,533
8.70		May 25, 2029	(4)					25	40	25	40
2.95	(5)(8)	June 19, 2029			June 19, 2024			1,500	1,535	1,500	1,494
2.01	(9)	July 21, 2030			July 21, 2025			1,000	1,000	–	–
11.60		January 7, 2031		January 7, 1996				200	214	200	200
10.80		May 15, 2031		May 15, 2021				150	160	150	149
8.70		May 25, 2032	(4)					25	44	25	42
8.70		May 25, 2033	(4)					25	45	25	44
8.70		May 25, 2035	(4)					25	48	25	46
Floating	(10)	July 31, 2084			July 27, 1990	US$44 million	(11)	59	59	85	85
Floating	(12)	August 31, 2085			August 20, 1991	US$13 million	(13)	17	17	23	23
								5,561	5,766	4,592	4,681
Subordinated indebtedness sold short (held) for trading purposes								(54)	(54)	3	3
								$5,507	$5,712	$4,595	$4,684

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)

Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on July 11, 2018 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean.

(4)	Not redeemable prior to maturity date.
(5)

Debentures are also subject to a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).

(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.57% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.18% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.28% above the three-month Canadian dollar bankers’ acceptance rate.
(10)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(11)	US$21 million (2019: US$1 million) of this issue was repurchased and cancelled during the year.
(12)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(13)	US$4 million (2019: nil) of this issue was repurchased and cancelled during the year.

162	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 16	Common and preferred shares and other equity instruments

The following table presents the number of common and preferred shares outstanding and dividends paid, other equity instruments and distributions paid thereon:

Common and preferred shares outstanding and other equity instruments

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2020				2019				2018
	Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares	446,932,750	$13,892	$2,592	$5.82	445,325,744	$13,589	$2,488	$5.60	442,823,361	$13,242	$2,356	$5.32
Class A Preferred Shares
Series 39	16,000,000	400	15	0.93	16,000,000	400	16	0.96	16,000,000	400	16	0.98
Series 41	12,000,000	300	12	0.97	12,000,000	300	11	0.94	12,000,000	300	11	0.94
Series 43	12,000,000	300	10	0.87	12,000,000	300	11	0.90	12,000,000	300	11	0.90
Series 45	32,000,000	800	35	1.10	32,000,000	800	35	1.10	32,000,000	800	35	1.10
Series 47	18,000,000	450	20	1.13	18,000,000	450	20	1.13	18,000,000	450	16	0.88
Series 49	13,000,000	325	17	1.30	13,000,000	325	13	1.00	–	–	–	–
Series 51	10,000,000	250	13	1.29	10,000,000	250	5	0.53	–	–	–	–
		$2,825	$122			$2,825	$111			$2,250	$89
Treasury shares – common shares	152,579	$16			15,931	$2			3,019	$1
Treasury shares – preferred shares	–	–			–	–			–	–
Other Equity Instruments
Limited recourse capital notes (1)		$750				$–				$–

(1)	See 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) section below for details.

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2020		2019		2018
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	445,341,675	$13,591	442,826,380	$13,243	439,313,303	$12,548
Issuance pursuant to:
Acquisition of The PrivateBank	–	–	–	–	1,689,450	194
Acquisition of Wellington Financial	–	–	–	–	378,848	47
Equity-settled share-based compensation plans (1)	823,502	87	511,567	52	999,675	95
Shareholder investment plan (2)	1,534,320	144	1,777,738	194	2,880,782	337
Employee share purchase plan	1,457,784	140	1,213,078	131	1,044,893	123
	449,157,281	$13,962	446,328,763	$13,620	446,306,951	$13,344
Purchase of common shares for cancellation	(2,208,600)	(68)	(1,000,000)	(30)	(3,500,000)	(104)
Treasury shares	136,648	14	12,912	1	19,429	3
Balance at end of year (3)	447,085,329	$13,908	445,341,675	$13,591	442,826,380	$13,243

(1)	Includes the settlement of contingent consideration related to prior acquisitions.
(2)

Commencing with the dividends paid on April 27, 2018, the shares for the Dividend Reinvestment Option and the Stock Dividend Option of the Shareholder Investment Plan (the Plan) were issued from Treasury without discount. Prior to this, these shares were issued at a 2% discount from average market price. The participants in the Share Purchase Option of the Plan continue to receive shares issued from Treasury with no discount.

(3)	Excludes nil restricted shares as at October 31, 2020 (2019: nil; 2018: 60,764).

Common shares reserved for issue

As at October 31, 2020, 14,996,337 common shares (2019: 15,310,806) were reserved for future issue pursuant to stock option plans, 12,848,784 common shares (2019: 14,383,104) were reserved for future issue pursuant to the Shareholder Investment Plan, 8,183,815 common shares (2019: 9,772,134) were reserved for future issue pursuant to the ESPP and other activities, and 2,246,208,750 common shares (2019: 1,789,893,750) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

Normal course issuer bid

Our normal course issuer bid (NCIB) expired on June 3, 2020. During the year, we purchased and cancelled 2,208,600 common shares under the current bid at an average price of $106.03 for a total amount of $234 million.

On March 13, 2020, OSFI announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2020		2019		2018
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
May 31, 2018 (1)	–	$–	–	$–	3,500,000	$417

(1)	Common shares were repurchased at an average price of $119.22 under this NCIB.

CIBC 2020 ANNUAL REPORT	163

Consolidated financial statements

Preferred shares and other equity instruments

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Preferred share and other equity instruments rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41, 43, 45, 47, 49, and 51 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

On June 11, 2014, we issued 16 million Series 39 shares with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares paid quarterly cash dividends, as declared, at a rate of 3.90%. The dividend was reset to 3.713%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2019. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019. As the conditions for conversion were not met, no Series 40 shares were issued, and all of the Series 39 shares remain outstanding. Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Series 40 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the then outstanding Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2024, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2029, and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

On December 16, 2014, we issued 12 million Series 41 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of January 31, 2020, the Series 41 shares paid quarterly cash dividends, as declared, at a rate of 3.75%. The dividend was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020. On January 31, 2025, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Series 42 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the then outstanding Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2030 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2025 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2030 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

On March 11, 2015, we issued 12 million Series 43 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of July 31, 2020, the Series 43 shares paid quarterly cash dividends, as declared, at a rate of 3.60%. The dividend was reset to 3.143%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2020. On July 31, 2025, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Series 44 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the then outstanding Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2030 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2025 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2030 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares)

On June 2, 2017, we issued 32 million Series 45 shares with a par value of $25.00 per share, for gross proceeds of $800 million. For the initial five-year period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, as declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.

Holders of the Series 45 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 46 (NVCC) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the then outstanding Series 46 shares may convert their shares on a one-for-one basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

164	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares)

On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, as declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the then outstanding Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares)

On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, as declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the then outstanding Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares)

On June 4, 2019, we issued 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares) with a par value of $25.00 per share, for gross proceeds of $250 million. For the initial five-year period to the earliest redemption date of July 31, 2024, the Series 51 shares pay quarterly cash dividends, as declared, at a rate of 5.15%. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.62%.

Holders of the Series 51 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 52 (NVCC) (Series 52 shares), subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 52 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.62%. Holders of the then outstanding Series 52 shares may convert their shares on a one-for-one basis into Series 51 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 51 shares at par on July 31, 2024 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 52 shares at par on July 31, 2029 and on July 31 every five years thereafter.

4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) (the Notes)

On September 16, 2020 we issued $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness). The Notes mature on October 28, 2080, and bear interest at a fixed rate of 4.375% per annum (paid semi-annually) until October 28, 2025. Starting on October 28, 2025, and every 5 years thereafter until October 28, 2075, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.

Concurrently with the issuance of the Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 53 (NVCC) (the Series 53 Preferred Shares) which are held in a newly formed trust (the Limited Recourse Trust) that is consolidated by CIBC and as a result the Series 53 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the Notes when due, the sole remedy of each Note holder is limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval we may redeem the Notes, in whole or in part, every five years during the period from September 28 to and including October 28, commencing in 2025, at par.

The Notes and the Series 53 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see “NVCC conversion mechanics” below). Upon the occurrence of a Trigger Event, each Series 53 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted without the consent of Note holders into a variable number of common shares which will be delivered to Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the Notes. All claims of Note holders against CIBC under the Notes will be extinguished upon receipt of such common shares.

The Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion as the sole recourse of each Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust. The liability component of the Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the Notes have been presented as equity and any interest payments paid thereon are accounted for as equity distributions.

CIBC 2020 ANNUAL REPORT	165

Consolidated financial statements

NVCC conversion mechanics

Each series of Class A preferred shares discussed above are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event”. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of the Series 53 Preferred Shares) plus declared and unpaid dividends (except for the Series 53 Preferred Shares while held in the Limited Recourse Trust) by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41, Series 43, Series 45, Series 47, Series 49, and Series 51 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2020	Quarterly dividends per share (1)	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.232063	July 31, 2024	$25.00
Series 41	$0.244313	January 31, 2025	$25.00
Series 43	$0.196438	July 31, 2025	$25.00
Series 45	$0.275000	July 31, 2022	$25.00
Series 47	$0.281250	January 31 2023	$25.00
Series 49	$0.325000	April 30, 2024	$25.00
Series 51	$0.321875	July 31, 2024	$25.00

(1)	Quarterly dividends may be adjusted depending on the timing of issuance or redemption.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In conjunction with OSFI’s March 13, 2020 announcement to decrease the Domestic Stability Buffer to 1.0%, OSFI also announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment. Our Series 53 Preferred Shares, further limit the payment of dividends on the outstanding Class A Preferred Shares Series 39 to 51 in certain limited circumstances.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 17.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy and procedures

Our overall capital management objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board, which includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS).

CIBC has been designated by OSFI as a D-SIB in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also currently expects D-SIBs to hold a Domestic Stability Buffer. On March 13, 2020, OSFI announced an immediate reduction in the Domestic Stability Buffer from 2.0% to 1.0%. This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.0%, 10.5%, and 12.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

166	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2020	2019
CET1 capital (1)		$30,876	$27,707
Tier 1 capital	A	34,775	30,851
Total capital		40,969	35,854

Total RWA		254,871	239,863

CET1 ratio		12.1%	11.6%
Tier 1 capital ratio		13.6%	12.9%
Total capital ratio		16.1%	15.0%
Leverage ratio exposure	B	$741,760	$714,343
Leverage ratio	A/B	4.7%	4.3%

(1)

Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

During the years ended October 31, 2020 and 2019, we have complied with OSFI’s regulatory capital requirements.

Note 17	Capital Trust securities

CIBC Capital Trust is a trust wholly owned by CIBC and established under the laws of the Province of Ontario. CIBC Capital Trust has $300 million outstanding of CIBC Tier 1 Notes – Series B, due June 30, 2108 (the Notes), redeemable on or after June 30, 2014 at the Canada Yield Price; redeemable at par on June 30, 2039. CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes were structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act (Canada) to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series B was issued on March 13, 2009 and pays interest at a rate of 10.25%, semi-annually on June 30 and December 31, until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%. The Canada Yield Price is a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus: (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified, and on any date thereafter, redeem the CIBC Tier 1 Notes Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes Series B prior to the earliest redemption date specified without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

CIBC 2020 ANNUAL REPORT	167

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees at the end of the vesting period or settlement date.

Grant date fair value of each cash-settled RSA unit granted is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 2,864,000 RSAs were granted at a weighted-average price of $113.62 (2019: 2,666,888 granted at a weighted-average price of $113.01; 2018: 2,653,437 granted at a weighted-average price of $115.20) and the number of RSAs outstanding as at October 31, 2020 was 8,391,532 (2019: 8,343,235; 2018: 8,252,167). Compensation expense in respect of RSAs, before the impact of hedging, totalled $275 million in 2020 (2019: $319 million; 2018: $352 million). As at October 31, 2020, liabilities in respect of RSAs, which are included in Other liabilities, were $775 million (2019: $850 million; 2018: $858 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs, are provided in the form of additional PSUs.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 835,785 PSUs were granted at a weighted-average price of $115.30 (2019: 952,273 granted at a weighted-average price of $113.48; 2018: 894,040 granted at a weighted-average price of $115.23). As at October 31, 2020, the number of PSUs outstanding, before the impact of CIBC’s relative performance, was 2,967,248 (2019: 3,033,980; 2018: 2,920,695). Compensation expense in respect of PSUs, before the impact of hedging, totalled $90 million in 2020 (2019: $106 million; 2018: $123 million). As at October 31, 2020, liabilities in respect of PSUs, which are included in Other liabilities, were $286 million (2019: $319 million; 2018: $328 million).

Exchangeable shares

As part of our acquisition of Wellington Financial in the first quarter of 2018, equity-settled awards in the form of exchangeable shares, which vest over a period of up to 5 years and have specific service and non-market performance vesting conditions, were issued to selected employees. Employees receive dividend equivalents in the form of additional exchangeable shares upon vesting. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for the impact of best estimates on the satisfaction of the service requirements and non-market performance conditions. At the acquisition, each exchangeable share was granted at $123.99, and the number of exchangeable shares outstanding as at October 31, 2020 was 278,711 (2019: 386,010). Compensation expense in respect of exchangeable shares totalled $9 million in 2020 (2019: $8 million).

Deferred share unit plan/deferred compensation plan

Under the DSU plan and DCP plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. In addition, certain key employees are granted DSUs during the year as special grants. DSUs are generally fully vested upon grant or vest in accordance with the vesting schedule defined in the grant agreement and settle in cash on a date within the period specified in the plan terms. Employees receive dividend equivalents in the form of additional DSUs.

Grant date fair value of each cash settled DSU that is not granted under the DCP is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee’s termination of employment. The grant date fair value for DCP grants is based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the quarter. Upon distribution, each DSU is settled in cash based on the average closing price per common share on the NYSE for the 10 trading days prior to the date of the distribution.

During the year, 183,941 DSUs were granted at a weighted-average price of $106.22 (2019: 173,089 granted at a weighted-average price of $110.53; 2018: 132,739 granted at a weighted-average price of $115.60) and the number of DSUs outstanding as at October 31, 2020 was 791,571 (2019: 617,281; 2018: 447,200). Compensation expense in respect of DSUs, before the impact of hedging, totalled $8 million in 2020 (2019: $17 million; 2018: $26 million). As at October 31, 2020, liabilities in respect of DSUs, which are included in Other liabilities, were $90 million (2019: $82 million; 2018: $64 million).

Directors’ plans

Each director who is not an officer or employee of CIBC may elect to receive the annual equity retainer as either DSUs or common shares, under the Director DSU/Common Share Election Plan and may elect to receive all or a portion of their remuneration in the form of cash, common shares or DSU’s under the Non-Officer Director Share Plan.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC, and for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans totalled nil in 2020 (2019: $3 million; 2018: $3 million). As at October 31, 2020, liabilities in respect of DSUs, which are included in Other liabilities, were $23 million (2019: $27 million; 2018: $25 million).

168	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Stock option plans

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

The following tables summarize the activities of the stock options and provide additional details related to stock options outstanding and vested.

As at or for the year ended October 31		2020		2019		2018
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	5,176,962	$96.93	4,713,163	$91.05	4,876,673	$84.28
Granted	818,290	109.87	894,324	111.50	756,516	120.02
Exercised (2)	(314,469)	68.10	(393,055)	58.60	(876,309)	67.84
Forfeited	(672)	70.66	(35,714)	110.42	(42,443)	103.98
Cancelled/expired	–	–	(1,756)	45.63	(1,274)	45.08
Outstanding at end of year	5,680,111	$100.39	5,176,962	$96.93	4,713,163	$91.05
Exercisable at end of year	2,783,694	$88.63	2,290,139	$80.27	1,898,125	$71.89
Available for grant	9,316,226		10,133,844		10,990,698
Reserved for future issue	14,996,337		15,310,806		15,703,861

(1)

For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are translated using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2020 reflects the conversion of foreign currency-denominated options at the year-end exchange rate.

(2)	The weighted-average share price at the date of exercise was $97.72 (2019: $106.94; 2018: $120.55).

As at October 31, 2020	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$11.00 – $55.00	239,891	1.84	$31.19	239,891	$31.19
$55.01 – $65.00	146,085	4.75	60.93	146,085	60.93
$65.01 – $75.00	158,106	1.13	71.43	158,106	71.43
$75.01 – $85.00	304,285	1.87	79.88	304,285	79.88
$85.01 – $95.00	362,400	3.28	90.97	362,400	90.97
$95.01 – $105.00	1,126,241	4.65	99.71	1,126,241	99.71
$105.01 – $115.00	2,602,275	7.70	110.74	446,686	110.77
$115.01 – $125.00	740,828	7.06	120.02	–	–
	5,680,111	5.91	$101.11	2,783,694	$88.63

The fair value of options granted during the year was measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield, contractual terms for the exercise price, and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant:

For the year ended October 31	2020	2019	2018
Weighted-average assumptions
Risk-free interest rate	2.00%	2.63%	2.08%
Expected dividend yield	6.80%	5.87%	5.15%
Expected share price volatility	15.30%	18.36%	14.74%
Expected life	6 years	6 years	6 years
Share price/exercise price	$109.87	$111.50	$120.02

For 2020, the weighted-average grant date fair value of options was $3.90 (2019: $8.22; 2018: $7.06).

Compensation expense in respect of stock options totalled $5 million in 2020 (2019: $7 million; 2018: $7 million).

CIBC 2020 ANNUAL REPORT	169

Consolidated financial statements

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Employee contributions to our ESPP are used to purchase common shares from Treasury. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $50 million in 2020 (2019: $48 million; 2018: $45 million).

Restricted stock plan

Under the restricted stock plan, awards were granted to certain key employees in the form of equity-settled awards as part of the acquisition of The PrivateBank in 2017. These restricted stocks were fully vested and released in 2019. Compensation expense in respect of restricted stock totalled nil in 2020 (2019: $1 million).

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 92% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 64,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations. Any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 93% of our consolidated other post-employment defined benefit obligation.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay-as-you-go basis.

Benefit changes

There were no material changes to the terms of our Canadian defined benefit pension plans in 2020 or 2019. Certain plan amendments were made to our other pension and other post-employment plans in 2020, which resulted in a negative past service cost.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The CIBC pension plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.

Interest rate risk is managed as part of the CIBC pension plan’s liability-driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.

Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

The use of derivatives within the CIBC pension plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). In addition to the management of interest rate risk, risk reduction and mitigation strategies may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

170	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees. However, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is responsible for setting the strategy for the pension plans, reviewing material risks, performance including funded status, and approving material design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the use of synthetic debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and plan funding requirements.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the PBMC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the PBMC. The PBMC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2020	2019	2020	2019
Defined benefit obligation
Balance at beginning of year	$8,722	$7,370	$671	$589
Current service cost	277	218	14	11
Past service cost (1)	(20)	1	(77)	–
Interest cost on defined benefit obligation	268	303	20	24
Employee contributions	5	5	–	–
Benefits paid	(369)	(353)	(26)	(30)
Loss on settlements	–	1	–	–
Special termination benefits	10	–	–	–
Foreign exchange rate changes	8	(1)	1	–
Net actuarial (gains) losses on defined benefit obligation	238	1,178	6	77
Balance at end of year	$9,139	$8,722	$609	$671
Plan assets
Fair value at beginning of year	$8,853	$7,691	$–	$–
Interest income on plan assets (2)	277	323	–	–
Net actuarial gains (losses) on plan assets (2)	349	965	–	–
Employer contributions	227	229	26	30
Employee contributions	5	5	–	–
Benefits paid	(369)	(353)	(26)	(30)
Plan administration costs	(7)	(6)	–	–
Net transfer out	–	–	–	–
Foreign exchange rate changes	6	(1)	–	–
Fair value at end of year	$9,341	$8,853	$–	$–
Net defined benefit asset (liability)	202	131	(609)	(671)
Valuation allowance (3)	(17)	(15)	–	–
Net defined benefit asset (liability), net of valuation allowance	$185	$116	$(609)	$(671)

(1)	Includes amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.
(2)	The actual return on plan assets for the year was $626 million (2019: $1,288 million).
(3)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

CIBC 2020 ANNUAL REPORT	171

Consolidated financial statements

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2020	2019	2020	2019
Other assets	$247	$175	$–	$–
Other liabilities (1)	(62)	(59)	(609)	(671)
	$185	$116	$(609)	$(671)

(1)	Excludes $5 million (2019: $7 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2020	2019	2020	2019
Defined benefit obligation
Canada	$8,384	$7,982	$568	$620
U.S., U.K., and the Caribbean	755	740	41	51
Defined benefit obligation at the end of year	$9,139	$8,722	$609	$671
Plan assets
Canada	$8,469	$8,004	$–	$–
U.S., U.K., and the Caribbean	872	849	–	–
Plan assets at the end of year	$9,341	$8,853	$–	$–

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2020	2019	2018	2020	2019	2018
Current service cost (1)	$277	$218	$223	$14	$11	$13
Past service cost (2)	(20)	1	–	(77)	–	–
Interest cost on defined benefit obligation	268	303	281	20	24	25
Interest income on plan assets	(277)	(323)	(294)	–	–	–
Special termination benefits (2)	10	–	–	–	–	–
Plan administration costs	7	6	6	–	–	–
Loss on settlements	–	1	–	–	–	–
Net defined benefit plan expense recognized in net income	$265	$206	$216	$(43)	$35	$38

(1)

The 2020, 2019 and 2018 current service costs were calculated using separate discount rates of 3.14%, 4.14%, and 3.72%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan’s active participants.

(2)	Includes amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2020	2019	2018	2020	2019	2018
Actuarial gains (losses) on defined benefit obligation arising from changes in:
Demographic assumptions	$148	$–	$4	$13	$–	$46
Financial assumptions	(327)	(1,133)	488	(26)	(78)	67
Experience	(59)	(45)	(65)	7	1	4
Net actuarial gains (losses) on plan assets	349	965	(234)	–	–	–
Changes in asset ceiling excluding interest income	(1)	(5)	1	–	–	–
Net remeasurement gains (losses) recognized in OCI (1)	$110	$(218)	$194	$(6)	$(77)	$117

(1)

Excludes net remeasurement gains/losses recognized in OCI in respect of immaterial subsidiaries not included in the disclosures totalling $5 million net losses (2019: $2 million of net losses; 2018: $2 million of net gains).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 90% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2020	2019	2020	2019
Active members	$4,362	$4,165	$129	$179
Deferred members	626	587	–	–
Retired members	3,396	3,230	439	441
Total	$8,384	$7,982	$568	$620

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2020	2019	2020	2019
Weighted-average duration, in years	14.8	15.4	12.6	13.6

172	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	2020		2019
Asset category (1)
Canadian equity securities (2)	$540	6%	$547	7%

Debt securities (3)
Government bonds	5,001	59	4,623	58
Corporate bonds	1,195	14	1,024	13
Inflation adjusted bonds	–	–	76	1
	6,196	73	5,723	72
Investment funds (4)
Canadian equity funds	30	–	28	–
U.S. equity funds	423	5	379	5
International equity funds (5)	32	–	32	–
Global equity funds (5)	961	12	907	12
Emerging markets equity funds	229	3	256	3
Fixed income funds	117	1	110	1
	1,792	21	1,712	21
Other (2)
Alternative investments (6)	1,281	16	1,095	13
Cash and cash equivalents and other	241	3	220	3
Obligations related to securities sold under repurchase agreements	(1,581)	(19)	(1,293)	(16)
	(59)	–	22	–
	$8,469	100%	$8,004	100%

(1)

Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2020 was a net derivative liability of $41 million (2019: net derivative asset of $16 million).

(2)

Pension benefit plan assets include CIBC issued securities and deposits of $7 million (2019: $8 million), representing 0.1% of Canadian plan assets (2019: 0.1%). All of the equity securities held as at October 31, 2020 and 2019 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.

(3)	All debt securities held as at October 31, 2020 and 2019 are investment grade, of which $244 million (2019: $88 million) have daily quoted prices in active markets.
(4)	$31 million (2019: $29 million) of the investment funds are directly held as at October 31, 2020 and have daily quoted prices in active markets.
(5)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.
(6)	Comprised of private equity, infrastructure, private debt and real estate funds.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2020	2019	2020	2019
Discount rate	2.8%	3.1%	2.7%	3.0%
Rate of compensation increase (1)	2.0%	2.3%	2.0%	2.3%

(1)

Rates of compensation increase for 2020 and 2019 reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.0% per annum (2019: 2.3%).

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2020	2019
Longevity at age 65 for current retired members
Males	23.4	23.3
Females	24.5	24.8
Longevity at age 65 for current members aged 45
Males	24.3	24.3
Females	25.4	25.7

The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2020	2019
Health-care cost trend rates assumed for next year	5.2%	5.3%
Rate to which the cost trend rate is assumed to decline	4.0%	4.0%
Year that the rate reaches the ultimate trend rate	2040	2040

CIBC 2020 ANNUAL REPORT	173

Consolidated financial statements

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2020	2020
Discount rate (100 basis point change)
Decrease in assumption	$1,450	$79
Increase in assumption	(1,185)	(65)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(283)	–
Increase in assumption	325	–
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(28)
Increase in assumption	n/a	32
Future mortality
1 year shorter life expectancy	(216)	(18)
1 year longer life expectancy	213	19

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2019. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2020.

The minimum contributions for 2021 are anticipated to be $198 million for the Canadian defined benefit pension plans and $28 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2021	2022	2023	2024	2025	2026–2030	Total
Defined benefit pension plans	$363	$367	$354	$360	$367	$1,953	$3,764
Other post-employment plans	28	29	30	31	31	163	312
	$391	$396	$384	$391	$398	$2,116	$4,076

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2020	2019	2018
Defined contribution pension plans	$33	$29	$27
Government pension plans (1)	137	121	124
	$170	$150	$151

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

174	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2020	2019	2018 (1)
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(40)	$(125)	$(39)
Current income tax expense	1,366	1,365	1,392
	1,326	1,240	1,353
Provision for deferred income taxes
Adjustments for prior years	37	107	32
Effect of changes in tax rates and laws	4	34	87
Origination and reversal of temporary differences	(269)	(33)	(50)
	(228)	108	69
	1,098	1,348	1,422
OCI	130	22	42
Total comprehensive income	$1,228	$1,370	$1,464

(1)

Excludes loss carryforwards that were recognized directly in retained earnings relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations. These amounts were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

Components of income tax

$ millions, for the year ended October 31	2020	2019	2018
Current income taxes
Federal	$613	$634	$686
Provincial	420	428	467
Foreign	390	226	188
	1,423	1,288	1,341
Deferred income taxes
Federal	(67)	30	54
Provincial	(44)	20	36
Foreign	(84)	32	33
	(195)	82	123
	$1,228	$1,370	$1,464

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2020		2019		2018
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,291	26.4%	$1,718	26.5%	$1,777	26.5%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(66)	(1.3)	(214)	(3.3)	(220)	(3.3)
Tax-exempt income	(134)	(2.7)	(131)	(2.0)	(203)	(3.0)
Disposition	–	–	–	–	(1)	–
Changes in income tax rate on deferred tax balances	4	0.1	34	0.5	88	1.3
Impact of equity-accounted income	(18)	(0.4)	(23)	(0.4)	(29)	(0.4)
Other (including Enron settlement)	21	0.4	(36)	(0.5)	10	0.1
Income taxes in the consolidated statement of income	$1,098	22.5%	$1,348	20.8%	$1,422	21.2%

CIBC 2020 ANNUAL REPORT	175

Consolidated financial statements

Deferred income taxes

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets

$ millions, for the year ended October 31		Allowance for credit losses	Property and equipment	Pension and employee benefits	Provisions	Financial instrument revaluation	Tax loss carry- forwards (1)	Other	Total assets
2020	Balance at beginning of year before accounting policy changes	$170	$47	$567	$20	$1	$24	$157	$986
	Impact of adopting IFRS 16 at November 1, 2019	–	–	–	–	–	–	(12)	(12)
	Balance at beginning of year after accounting policy changes	170	47	567	20	1	24	145	974
	Recognized in net income	143	(23)	4	33	–	(1)	114	270
	Recognized in OCI	–	–	(18)	–	–	–	–	(18)
	Other (2)	1	15	1	–	–	(4)	(23)	(10)
	Balance at end of year	$314	$39	$554	$53	$1	$19	$236	$1,216
2019	Balance at beginning of year before accounting policy changes	$298	$12	$437	$16	$66	$38	$127	$994
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	–	3	3
	Balance at beginning of year after accounting policy changes	298	12	437	16	66	38	130	997
	Recognized in net income	(124)	14	46	3	(32)	(14)	20	(87)
	Recognized in OCI	–	–	83	–	(50)	–	–	33
	Other (2)	(4)	21	1	1	17	–	7	43
	Balance at end of year	$170	$47	$567	$20	$1	$24	$157	$986
2018	Balance at beginning of year under IAS 39	$245	$69	$559	$47	$124	$18	$107	$1,169
	Impact of adopting IFRS 9 at November 1, 2017	7	–	–	–	20	–	–	27
	Balance at beginning of year under IFRS 9	252	69	559	47	144	18	107	1,196
	Recognized in net income	31	(53)	(45)	(31)	(60)	20	22	(116)
	Recognized in OCI	1	–	(87)	–	(1)	–	–	(87)
	Other (2)	14	(4)	10	–	(17)	–	(2)	1
	Balance at end of year	$298	$12	$437	$16	$66	$38	$127	$994

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Property and equipment	Pension and employee benefits	Goodwill	Financial instrument revaluation	Other	Total liabilities
2020	Balance at beginning of year before accounting policy changes	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
	Impact of adopting IFRS 16 at November 1, 2019 (3)	–	(39)	–	–	–	–	(39)
	Balance at beginning of year after accounting policy changes	(315)	(107)	(9)	(84)	(25)	(6)	(546)
	Recognized in net income	13	(6)	(5)	(2)	(24)	(18)	(42)
	Recognized in OCI	–	–	(2)	–	(13)	–	(15)
	Other (2)	(3)	1	1	–	(1)	6	4
	Balance at end of year	$(305)	$(112)	$(15)	$(86)	$(63)	$(18)	$(599)
2019	Balance at beginning of year before accounting policy changes	$(287)	$(47)	$(11)	$(85)	$(12)	$6	$(436)
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	(5)	(5)
	Balance at beginning of year after accounting policy changes	(287)	(47)	(11)	(85)	(12)	1	(441)
	Recognized in net income	(16)	(12)	(1)	(1)	(4)	13	(21)
	Recognized in OCI	–	–	(6)	–	–	(1)	(7)
	Other (2)	(12)	(9)	9	2	(9)	(19)	(38)
	Balance at end of year	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
2018	Balance at beginning of year under IFRS 9 (4)	$(329)	$(52)	$(10)	$(93)	$(17)	$29	$(472)
	Recognized in net income	53	–	3	1	3	(13)	47
	Recognized in OCI	–	–	(3)	–	(2)	13	8
	Other (2)	(11)	5	(1)	7	4	(23)	(19)
	Balance at end of year	$(287)	$(47)	$(11)	$(85)	$(12)	$6	$(436)
Net deferred tax assets as at October 31, 2020								$617
Net deferred tax assets as at October 31, 2019								$479
Net deferred tax assets as at October 31, 2018								$558

(1)

The deferred tax effect of tax loss carryforwards includes $19 million (2019: $22 million; 2018: $38 million) that relate to operating losses (of which $13 million relate to Canada, and $6 million relate to the Caribbean) that expire in various years commencing in 2021, and nil (2019: $2 million, 2018: nil) that relate to U.S. capital losses.

(2)	Includes foreign currency translation adjustments.
(3)	Transition impact from the adoption of IFRS 16 at November 1, 2019 is reported net for lease liability and right-of-use assets.
(4)	Transition impact from the adoption of IFRS 9 at November 1, 2017 was nil.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $617 million (2019: $479 million) are presented in the consolidated balance sheet as deferred tax assets of $650 million (2019: $517 million) and deferred tax liabilities of $33 million (2019: $38 million).

176	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Unrecognized tax losses

The amount of unused operating tax losses for which deferred tax assets have not been recognized was $1,855 million as at October 31, 2020 (2019: $1,908 million), of which $669 million (2019: $669 million) relates to the U.S. region and $1,186 million (2019: $1,239 million) relates to the Caribbean region. These unused operating tax losses expire within 10 years.

The amount of unused capital tax losses for which deferred tax assets have not been recognized was $611 million as at October 31, 2020 (2019: $611 million). These unused capital tax losses relate to Canada.

U.S. tax reforms

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. The Internal Revenue Service periodically releases proposed and final regulations to implement aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

Dividend received deduction

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2020	2019	2018
Basic EPS
Net income attributable to equity shareholders	$3,790	$5,096	$5,267
Less: preferred share dividends and distributions on other equity instruments	122	111	89
Net income attributable to common shareholders	3,668	4,985	5,178
Weighted-average common shares outstanding (thousands)	445,435	444,324	443,082
Basic EPS	$8.23	$11.22	$11.69
Diluted EPS
Net income attributable to common shareholders	$3,668	$4,985	$5,178
Weighted-average common shares outstanding (thousands)	445,435	444,324	443,082
Add: stock options potentially exercisable (1) (thousands)	378	702	1,111
Add: restricted shares and equity-settled consideration (thousands)	208	431	434
Weighted-average diluted common shares outstanding (thousands)	446,021	445,457	444,627
Diluted EPS	$8.22	$11.19	$11.65

(1)

Excludes average options outstanding of 3,748,652 with a weighted-average exercise price of $111.53 (2019: 2,319,723 with a weighted-average exercise price of $114.29; 2018: 688,123 with a weighted-average exercise price of $120.02), as the options’ exercise prices were greater than the average market price of common shares.

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Consolidated financial statements

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

$ millions, as at October 31	2020	2019
	Contract amounts
Securities lending (1)	$39,186	$44,220
Unutilized credit commitments (2)	268,089	241,038
Backstop liquidity facilities	12,907	10,870
Standby and performance letters of credit	14,565	13,489
Documentary and commercial letters of credit	196	224
Other commitments to extend credit	2,149	2,937
	$337,092	$312,778

(1)	Excludes securities lending of $1.8 billion (2019: $1.8 billion) for cash because it is reported on the consolidated balance sheet.
(2)	Includes $131.3 billion (2019: $122.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $78.1 billion (2019: $77.6 billion) of which $8.0 billion (2019: $6.7 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $64.3 billion (2019: $67.8 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Other commitments to extend credit

These represent other commitments to extend credit, and primarily include forward-dated securities financing trades in the form of securities purchased under resale agreements with various counterparties that are executed on or before the end of our reporting period and that settle shortly after period end, usually within five business days.

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $212 million (2019: $258 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2020, the related underwriting commitments were $94 million (2019: $60 million).

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Consolidated financial statements

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 13.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we indemnify each of our directors and officers to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2020 and 2019 are not significant.

Pledged assets

In the normal course of business, on- and off-balance sheet assets are pledged as collateral for various activities. The following table summarizes asset pledging amounts and the activities to which they relate:

$ millions, as at October 31	2020	2019
Assets pledged in relation to:
Securities lending	$41,042	$46,242
Obligations related to securities sold under repurchase agreements	69,528	51,942
Obligations related to securities sold short	15,963	15,635
Securitizations	20,818	19,398
Covered bonds	21,073	20,206
Derivatives	14,410	12,952
Foreign governments and central banks (1)	133	784
Clearing systems, payment systems, and depositories (2)	605	2,400
Other	400	1,247
	$ 183,972	$170,806

(1)	Includes assets pledged to maintain access to central bank facilities in foreign jurisdictions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories.

Note 23	Contingent liabilities and provisions

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at October 31, 2020. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2020 consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks

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Consolidated financial statements

damages of $5 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard in February 2015. In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action. The trial is scheduled to commence in September 2021.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two-to-one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages. The motions for summary judgment were heard in December 2019. In March 2020, the court found CIBC liable for unpaid overtime. CIBC is appealing the decision. A decision on remedies was released in August 2020 and the court certified aggregate damages as a common issue and directed that the availability and quantum, if any, of aggregate damages be determined at a later date. The plaintiffs’ claim for punitive damages was dismissed. In October 2020, the court released its decision on limitation periods finding that limitation periods cannot be determined on a class wide basis. CIBC is appealing the decisions on remedies and limitation periods.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies: one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action. The trial in Watson which was scheduled to commence in October 2020 has been adjourned. The motion for class certification in 9085-4886 Quebec Inc. (formerly Bakopanos) was heard in November 2017. In February 2018, the Court certified 9085-4886 Quebec Inc. as a class action. In May 2019, the plaintiffs’ appeal of the certification decision in 9085-4886 Quebec Inc. was heard and in July 2019, the Quebec Court of Appeal allowed the plaintiffs’ appeal.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

Haroch v. Toronto Dominion Bank, et al.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario (Jordan), Quebec (Lamarre) and British Columbia (Sherry) against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005, CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014, CIBC filed a Notice of Appeal. CIBC’s appeal of the certification decision in Sherry was heard in April 2016. The court reserved its decision. In June 2016, the British Columbia Court of Appeal allowed the appeal in Sherry in part, resulting in certain causes of action being struck. Sherry remains certified as a class action, and continuation of the certification motion on the amended pleading was heard November 2017. In August 2018, the court certified certain of the plaintiffs’ causes of action in Sherry. The appeal in Sherry was heard in April 2019. In May 2020, the court dismissed CIBC’s appeal. The certification motion in Jordan was heard in August 2018. In February 2019, the court certified Jordan as a class action. CIBC’s motion for leave to appeal the certification decision in Jordan was denied in June 2019.

In May 2018, a new proposed class action, Haroch, was filed in the Superior Court of Quebec. The action is brought on behalf of Quebec residents who during the class period allegedly paid a mortgage prepayment charge in excess of three months’ interest. The plaintiffs allege that the defendants created complex prepayment formulas that are contrary to the Quebec Civil Code, the Quebec Consumer Protection Act and the Interest Act and seek damages back to 2015. Haroch and Lamarre have been consolidated. The motion for class certification in Haroch was heard in June 2019 and in July 2019, the court certified the matter as a class action against CIBC and CIBC Mortgages Inc. CIBC and CIBC Mortgages Inc. are seeking leave to appeal the certification decision. In January 2020, the court granted CIBC and CIBC Mortgages Inc. leave to appeal in Haroch.

Cerberus Capital Management L.P. v. CIBC

In October 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively, “Cerberus”), commenced a Federal Court action in New York against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus

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Consolidated financial statements

which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contract with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate.

In November 2015, Cerberus voluntarily dismissed the Federal Court action and filed a new action asserting the same claims in New York State Court. In January 2016, CIBC served its Answer and Counterclaims. In March 2016, Cerberus filed a motion for summary judgment and sought to stay discovery. In April 2016, the court directed the parties to start discovery. In April 2018, the court denied the plaintiffs’ motion for summary judgment. The plaintiffs appealed the decision, which was heard in November 2018. In December 2018, the appellate court affirmed the lower court’s denial of the plaintiffs’ motion for summary judgment.

Valeant class actions:

Catucci v. Valeant Pharmaceuticals International Inc., et al.

Potter v. Valeant Pharmaceuticals International Inc., et al.

In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and €1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated. In July 2016, a similar proposed class action (Potter v. Valeant Pharmaceuticals International Inc., et al.) was commenced in New Jersey Federal Court.

The motion for class certification in Catucci and motion to dismiss in Potter were heard in April 2017. In September 2017, the court certified Catucci as a class action. The defendants sought leave to appeal the certification decision, which was dismissed in December 2017. In Potter the court dismissed the action against the underwriters, without prejudice to the plaintiff to re-plead its allegations. In November 2020, the Catucci class action was settled. The underwriters did not contribute to the settlement.

Pilon v. Amex Bank of Canada, et al.

In January 2018 a proposed class action was commenced in Quebec against CIBC and several other financial institutions. The action alleges that the defendants breached the Quebec Consumer Protection Act and the Bank Act when they unilaterally increased the credit limit on the plaintiffs’ credit cards. The claim seeks the return of all over limit fees charged to Quebec customers beginning in January 2015 as well as punitive damages of $500 per class member. The motion for class certification was heard in April 2019. In August 2019, the court dismissed the certification motion. The plaintiffs’ appeal of the decision denying the certification motion is scheduled for February 2021.

Simplii privacy class actions:

Bannister v. CIBC (formerly John Doe v. CIBC)

Steinman v. CIBC

In June 2018, two proposed class actions were filed in the Ontario Superior Court against CIBC on behalf of Simplii Financial clients who allege their personal information was disclosed as a result of a security incident in May 2018. The actions allege that Simplii Financial failed to protect its clients’ personal information. The Bannister proposed class action seeks aggregated damages of approximately $550 million, while the Steinman proposed class action, which has been stayed, sought damages per class member plus punitive damages of $20 million. The motion for certification in Bannister, which was scheduled for December 2019, has been adjourned.

Order Execution Only class actions:

Pozgaj v. CIBC and CIBC Trust

Frayce v. BMO Investorline Inc., et al

Michaud v. BBS Securities Inc. et al

In September 2018, a proposed class action (Pozgaj) was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order-execution-only-dealers. The action is brought on behalf of all persons who held units of CIBC mutual funds through order-execution-only-dealers and seeks $200 million in damages.

In 2020, two proposed class action were filed in the Ontario Superior Court (Frayce) and the Supreme Court of British Columbia (Michaud) against CIBC Investor Services Inc. and several other dealers. The actions allege that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order-execution-only-dealers. The action is brought on behalf of all persons who purchased units of mutual funds through an order-execution-only-dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages. The motion for class certification in Frayce is scheduled for December 2021.

York County on Behalf of the County of York Retirement Fund v. Rambo, et al.

In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (PG&E) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of 30-year senior notes maturing in December 2046 and US$250 million of one-year floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E’s failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018. In October 2019, the defendants filed a motion to dismiss.

Pope v. CIBC and CIBC Trust

In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to the CIBC Canadian Equity Fund and certain CIBC portfolio funds. The action is brought on behalf of all persons who hold or held units of these funds and seeks unspecified compensatory and punitive damages.

CIBC 2020 ANNUAL REPORT	181

Consolidated financial statements

Legal provisions

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2020	2019
Balance at beginning of year	$67	$40
Additional new provisions recognized	92	39
Less:
Amounts incurred and charged against existing provisions	(5)	(8)
Unused amounts reversed	(3)	(4)
Balance at end of year	$151	$67

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. The charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits.

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2020	2019
Balance at beginning of year	$26	$71
Additional new provisions recognized	370	–
Less:
Amounts incurred and charged against existing provisions	(152)	(45)
Unused amounts reversed	(22)	–
Balance at end of year	$222	$26

The amount of $222 million recognized represents our best estimate as at October 31, 2020 of the amount required to settle the obligation, including obligations related to ongoing payments as a result of the restructuring.

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2020				2019
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$512,542	$151,337	$70,945	$734,824	$444,317	$120,286	$55,844	$620,447
Off-balance sheet
Credit-related arrangements
Financial institutions	$48,236	$13,482	$12,737	$74,455	$47,815	$13,526	$12,318	$73,659
Governments	9,860	10	7	9,877	9,208	10	14	9,232
Retail	142,351	554	434	143,339	130,544	510	432	131,486
Corporate	70,130	30,839	8,452	109,421	61,228	28,907	8,266	98,401
	$270,577	$44,885	$21,630	$337,092	$248,795	$42,953	$21,030	$312,778

(1)

Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $497.3 billion (2019: $426.0 billion) and foreign currencies of $237.5 billion (2019: $194.4 billion).
(3)

No industry or foreign jurisdiction accounted for more than 10% of loans and acceptances net of allowance for credit losses, with the exception of the U.S., which accounted for 13% as at October 31, 2020 (2019: 12.1%).

See Note 13 for derivative instruments by country and counterparty type of ultimate risk. In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

182	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC’s subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2020, loans to key management personnel(1) and their close family members and to entities that they or their close family members control or jointly control totalled $139 million (2019: $239 million), letters of credit and guarantees totalled $2 million (2019: $4 million), and undrawn credit commitments totalled $65 million (2019: $72 million).

These outstanding balances are generally unsecured and we have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2020 and 2019.

(1)

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), Executive Committee and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also Executive Committee members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31		2020		2019
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$3	$18	$3	$23
Post-employment benefits	–	3	–	3
Share-based benefits (2)	1	30	2	38
Termination benefits	–	4	–	–
Total compensation	$4	$55	$5	$64

(1)

Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our investments in equity-accounted associates and joint ventures.

CIBC 2020 ANNUAL REPORT	183

Consolidated financial statements

Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2020, the carrying value of our investments in the joint ventures was $587 million (2019: $529 million), which was included in Corporate and Other.

As at October 31, 2020, loans to the joint ventures totalled nil (2019: nil) and undrawn credit commitments totalled $164 million (2019: $128 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2020 and 2019, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2020	2019	2018
Net income	$67	$88	$106
OCI	43	45	(12)
Total comprehensive income	$110	$133	$94

Associates

As at October 31, 2020, the total carrying value of our investments in associates was $71 million (2019: $57 million). These investments comprise: listed associates with a carrying value of $10 million (2019: $9 million) and a fair value of $10 million (2019: $9 million); and unlisted associates with a carrying value of $61 million (2019: $48 million) and a fair value of $83 million (2019: $76 million). Of the total carrying value of our investments in associates, $10 million (2019: $5 million) was included in Canadian Personal and Business Banking, $37 million (2019: $33 million) in Capital Markets, and $24 million (2019: $19 million) in Corporate and Other.

As at October 31, 2020, loans to associates totalled nil (2019: nil) and undrawn credit commitments totalled $79 million (2019: $79 million). We also had commitments to invest up to nil (2019: nil) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2020 and 2019, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2020	2019	2018
Net income	$12	$4	$15
OCI	1	(1)	(7)
Total comprehensive income	$13	$3	$8

184	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2020
Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC	(2)

Canada and U.S.
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$444
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Bancorp USA Inc.	Chicago, Illinois, U.S.	9,077
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
CIBC Bank USA	Chicago, Illinois, U.S.
CIBC Private Wealth Group, LLC	Atlanta, Georgia, U.S.
CIBC Delaware Trust Company	Wilmington, Delaware, U.S.
CIBC National Trust Company	Atlanta, Georgia, U.S.
CIBC Private Wealth Advisors, Inc.	Chicago, Illinois, U.S.
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Toronto, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100

International
CIBC Australia Ltd	Sydney, New South Wales, Australia	19
CIBC Capital Markets (Europe) S.A.	Luxembourg	550
CIBC Cayman Holdings Limited	George Town, Grand Cayman, Cayman Islands	1,742
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Reinsurance Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	2,820
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Fund Administration Services (Asia) Limited (91.7%)	Hong Kong, China
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
Sentry Insurance Brokers Ltd. (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Finance Corporation (Leeward & Windward) Limited (91.7%)	Castries, St. Lucia
FirstCaribbean International Securities Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Curacao) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Jamaica) Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC World Markets (Japan) Inc.	Tokyo, Japan	48

(1)

Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the U.S.; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 7 for additional details.

CIBC 2020 ANNUAL REPORT	185

Consolidated financial statements

Note 28	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures in the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risks Conduct risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the Capital Adequacy Requirements (CAR) Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes CCR exposures arising from OTC derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC’s insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

$ millions, as at October 31		AIRB approach	Standardized approach	Other credit risk (1)	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2020	Cash and deposits with banks	$50,407	$10,207	$1,822	$62,436	$82	$62,518
	Securities	91,099	11,961	–	103,060	45,986	149,046
	Cash collateral on securities borrowed	8,543	4	–	8,547	–	8,547
	Securities purchased under resale agreements	65,595	–	–	65,595	–	65,595
	Loans	363,425	44,087	1,138	408,650	1,672	410,322
	Allowance for credit losses	(2,600)	(940)	–	(3,540)	–	(3,540)
	Derivative instruments	32,600	130	–	32,730	–	32,730
	Customers’ liability under acceptances	9,606	–	–	9,606	–	9,606
	Other assets	15,518	462	7,739	23,719	11,008	34,727
	Total credit exposures	$634,193	$65,911	$10,699	$710,803	$58,748	$769,551
2019	Total credit exposures	$535,483	$52,605	$8,671	$596,759	$54,845	$651,604

(1)

Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or AIRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction that are risk-weighted at 250%.

186	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 29	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 “Financial Instruments: Presentation”, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral received (3)	Net amounts
2020 Derivatives	$59,024	$(29,989)	$29,035	$(19,347)	$(5,170)	$4,518	$3,695		$32,730
Cash collateral on securities borrowed	8,547	–	8,547	–	(8,267)	280	–		8,547
Securities purchased under resale agreements	68,335	(2,740)	65,595	–	(65,178)	417	–		65,595
	$135,906	$(32,729)	$103,177	$(19,347)	$(78,615)	$5,215	$3,695		$106,872
2019 Derivatives	$42,156	$(21,206)	$20,950	$(14,572)	$(3,888)	$2,490	$2,945		$23,895
Cash collateral on securities borrowed	3,664	–	3,664	–	(3,588)	76	–		3,664
Securities purchased under resale agreements	59,131	(3,020)	56,111	–	(55,721)	390	–		56,111
	$104,951	$(24,226)	$80,725	$(14,572)	$(63,197)	$2,956	$2,945		$83,670

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral pledged (3)	Net amounts
2020 Derivatives	$56,461	$(29,989)	$26,472	$(19,347)	$(5,883)	$1,242	$4,036		$30,508
Cash collateral on securities lent	1,824	–	1,824	–	(1,719)	105	–		1,824
Obligations related to securities sold under repurchase agreements	74,393	(2,740)	71,653	–	(71,368)	285	–		71,653
	$132,678	$(32,729)	$99,949	$(19,347)	$(78,970)	$1,632	$4,036		$103,985
2019 Derivatives	$43,941	$(21,206)	$22,735	$(14,572)	$(6,840)	$1,323	$2,378		$25,113
Cash collateral on securities lent	1,822	–	1,822	–	(1,779)	43	–		1,822
Obligations related to securities sold under repurchase agreements	54,821	(3,020)	51,801	–	(51,343)	458	–		51,801
	$100,584	$(24,226)	$76,358	$(14,572)	$(59,962)	$1,824	$2,378		$78,736

(1)

Comprises amounts related to financial instruments which qualify for offsetting. Derivatives cleared through the CME are considered to be settled-to-market and not collateralized-to-market. Derivatives which are settled-to-market are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts. As a result, settled-to-market amounts are not considered to be subject to enforceable netting arrangements. In the absence of this, an amount of $964 million as at October 31, 2020 (2019: $355 million) relating to derivatives cleared through CME would otherwise have been considered to be offset on the consolidated balance sheet.

(2)

Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.

(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction, exchange-traded derivatives and derivatives which are settled-to-market.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the “Credit risk” section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the year ended October 31		Interest income	Interest expense
2020	Measured at amortized cost (1)(2)	$15,055	$6,062
	Debt securities measured at FVOCI (1)	685	n/a
	Other (3)	1,782	416
	Total	$17,522	$6,478
2019	Measured at amortized cost (1)(2)	$17,871	$9,824
	Debt securities measured at FVOCI (1)	960	n/a
	Other (3)	1,866	322
	Total	$20,697	$10,146
2018	Measured at amortized cost (1)(2)	$15,275	$7,139
	Debt securities measured at FVOCI (1)	749	n/a
	Other (3)	1,481	301
	Total	$17,505	$7,440

(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Effective November 1, 2019, includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC 2020 ANNUAL REPORT	187

Consolidated financial statements

Note 31	Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through banking centres, as well as through direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management delivers commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth families.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, commercial, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the changes discussed in the “Changes made to our business segments” section, this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. As discussed in the “Changes made to our business segments” section, effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Product Owner/Customer Segment/Distributor Channel allocation management model. The model uses certain estimates and methodologies to process internal transfers between lines of business for sales, renewals and trailer commissions. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

Changes made to our business segments

2020

The following changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our SBUs. Previously, we utilized an economic capital model to attribute capital to our SBUs. Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses.

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

188	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2020	Net interest income (2)	$6,294	$1,248	$1,433	$1,910	$159	$11,044	$8,449	$1,583	$890	$122
	Non-interest income (3)(4)	2,194	2,873	621	1,577	432	7,697	5,243	1,167	616	671
	Total revenue	8,488	4,121	2,054	3,487	591	18,741	13,692	2,750	1,506	793
	Provision for (reversal of) credit losses	1,219	303	487	281	199	2,489	1,648	623	199	19
	Amortization and impairment (5)	230	30	126	10	915	1,311	805	174	312	20
	Other non-interest expenses	4,373	2,149	1,007	1,624	898	10,051	7,991	1,336	530	194
	Income (loss) before income taxes	2,666	1,639	434	1,572	(1,421)	4,890	3,248	617	465	560
	Income taxes (2)	704	437	54	441	(538)	1,098	700	165	89	144
	Net income (loss)	$1,962	$1,202	$380	$1,131	$(883)	$3,792	$2,548	$452	$376	$416
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2	$–	$–	$2	$–
	Equity shareholders	1,962	1,202	380	1,131	(885)	3,790	2,548	452	374	416
	Average assets (6)	$261,956	$65,839	$55,237	$221,117	$131,343	$735,492	$554,787	$122,721	$33,012	$24,972
2019 (7)	Net interest income (2)	$6,372	$1,205	$1,381	$1,253	$340	$10,551	$7,890	$1,405	$820	$436
	Non-interest income (3)(4)	2,383	2,822	583	1,707	565	8,060	6,008	1,099	643	310
	Total revenue	8,755	4,027	1,964	2,960	905	18,611	13,898	2,504	1,463	746
	Provision for (reversal of) credit losses	896	163	73	153	1	1,286	1,111	173	1	1
	Amortization and impairment (5)	96	8	109	4	621	838	508	139	181	10
	Other non-interest expenses	4,649	2,098	1,010	1,512	749	10,018	7,985	1,290	556	187
	Income (loss) before income taxes	3,114	1,758	772	1,291	(466)	6,469	4,294	902	725	548
	Income taxes (2)	825	471	90	337	(375)	1,348	1,008	139	155	46
	Net income (loss)	$2,289	$1,287	$682	$954	$(91)	$5,121	$3,286	$763	$570	$502
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25	$–	$–	$25	$–
	Equity shareholders	2,289	1,287	682	954	(116)	5,096	3,286	763	545	502
	Average assets (6)	$259,089	$62,552	$47,495	$184,566	$86,014	$639,716	$501,066	$99,152	$27,086	$12,412
2018 (7)	Net interest income (2)	$6,151	$1,091	$1,231	$1,432	$160	$10,065	$7,963	$1,204	$793	$105
	Non-interest income (3)(4)	2,444	2,745	529	1,503	548	7,769	6,030	895	567	277
	Total revenue	8,595	3,836	1,760	2,935	708	17,834	13,993	2,099	1,360	382
	Provision for (reversal of) credit losses	741	5	79	(30)	75	870	740	57	75	(2)
	Amortization and impairment (5)	98	9	107	4	439	657	469	136	44	8
	Other non-interest expenses	4,297	2,058	916	1,488	842	9,601	7,655	1,231	530	185
	Income (loss) before income taxes	3,459	1,764	658	1,473	(648)	6,706	5,129	675	711	191
	Income taxes (2)	919	478	97	387	(459)	1,422	1,021	288	72	41
	Net income (loss)	$2,540	$1,286	$561	$1,086	$(189)	$5,284	$4,108	$387	$639	$150
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17	$–	$–	$17	$–
	Equity shareholders	2,540	1,286	561	1,086	(206)	5,267	4,108	387	622	150
	Average assets (6)	$259,131	$55,713	$41,238	$166,231	$76,128	$598,441	$476,224	$80,935	$31,101	$10,181

(1)	Net income and average assets are allocated based on the geographic location where they are recorded.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $183 million, respectively (2019: $2 million and $177 million, respectively; 2018: $2 million and $278 million, respectively) with an equivalent offset in Corporate and Other.

(3)

The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Canadian Commercial Banking and Wealth Management, with the remainder earned mainly in Canadian Personal and Business Banking.

(4)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(5)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(6)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(7)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

CIBC 2020 ANNUAL REPORT	189

Consolidated financial statements

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2020	2019 (1)	2018 (1)
Canadian Personal and Business Banking	$8,488	$8,755	$8,595
Canadian Commercial Banking and Wealth Management
Commercial banking	$1,663	$1,633	$1,461
Wealth management	2,458	2,394	2,375
	$4,121	$4,027	$3,836
U.S. Commercial Banking and Wealth Management (2)
Commercial banking (3)	$1,432	$1,353	$1,194
Wealth management	622	611	566
	$2,054	$1,964	$1,760
Capital Markets (2)
Global markets	$2,143	$1,729	$1,694
Corporate and investment banking	1,344	1,231	1,241
	$3,487	$2,960	$2,935
Corporate and Other (2)
International banking	$734	$798	$657
Other	(143)	107	51
	$591	$905	$708

(1)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets revenue includes a TEB adjustment of nil and $183 million, respectively (2019: $2 million and $177 million, respectively; 2018: $2 million and $278 million, respectively) with an equivalent offset in Corporate and Other.

(3)

Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2020. Commercial banking now includes the Other line of business, which includes the treasury activities relating to CIBC Bank USA, as these activities primarily support the commercial banking line of business.

Note 32	Future accounting policy changes

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued a revised version of its “Conceptual Framework for Financial Reporting” (Conceptual Framework). The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework also assists entities in developing accounting policies when no IFRS standard applies to a particular transaction, and more broadly, the Conceptual Framework helps entities to understand and interpret the standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which for us will be on November 1, 2020.

The impact of the Conceptual Framework is not expected to be significant to our consolidated financial statements.

IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. On June 25, 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which is a two-year deferral from the original effective date, and for us, will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold.

We continue to evaluate the impact of IFRS 17 on our consolidated financial statements and to prepare for its implementation. We have established an Executive Steering Committee and a project team to support the implementation of IFRS 17. This team continues to determine the required changes to our accounting and actuarial policies resulting from the adoption of IFRS 17, including the amendments issued in June 2020, and to evaluate the required technology solution to support the new requirements.

Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

In August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16”, which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides specific disclosure requirements. The Phase 2 amendments provide relief for the modification of financial assets and financial liabilities, lease modifications, and specific hedge accounting requirements. The Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the amendments will apply to IAS 39, IFRS 7, IFRS 4 and IFRS 16 for us, mandatorily effective on November 1, 2021. Earlier application is permitted. We continue to evaluate the impact of the amendments on our consolidated financial statements.

190	CIBC 2020 ANNUAL REPORT